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Exhibit 99.1

First Quarter Report
 2019

Granite REIT 2019 First Quarter Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively, "Granite" or the "Trust") for the three month period ended March 31, 2019. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three month period ended March 31, 2019 and the audited combined financial statements for the year ended December 31, 2018 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The MD&A was prepared as at May 7, 2019 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form ("AIF") for fiscal 2018, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite's business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization ("NOI — cash basis"), same property NOI — cash basis, funds from operations ("FFO"), adjusted funds from operations ("AFFO"), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to "NON-IFRS MEASURES" for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

Granite REIT 2019 First Quarter Report 1

FINANCIAL AND OPERATING HIGHLIGHTS

For the three months ended March 31,	2019	2018

Operating highlights
Revenue	$63.4	$61.7
NOI — cash basis(1)	55.1	52.3
Net income attributable to stapled unitholders	78.3	72.4
FFO(1)(2)	40.7	51.3
AFFO(1)(2)	39.3	31.1
Cash flows provided from operating activities	39.5	37.6
Monthly distributions paid	31.9	31.7
Special distribution paid	13.7	—
FFO payout ratio(1)(3)	79%	79%
AFFO payout ratio(1)(3)	82%	109%
Per unit amounts
Diluted FFO(1)(2)	$0.89	$1.11
Diluted AFFO(1)(2)	$0.86	$0.67
Monthly distributions paid	$0.70	$0.68
Special distribution paid	$0.30	—
Diluted weighted average number of units	45.7	46.3

As at March 31, 2019 and December 31, 2018

Financial highlights
Investment properties — fair value(4)	$3,532.8	$3,425.0
Assets held for sale(4)	38.7	44.2
Cash and cash equivalents	501.0	658.2
Total debt(5)	1,261.6	1,303.2
Trading price per unit (TSX: GRT.UN)	$63.85	$53.21
Debt metrics, ratings and outlook
Net leverage ratio(1)	22%	19%
Interest coverage ratio(1)	9.3x	9.4x
Weighted average cost of debt	2.18%	2.17%
Weighted average debt term-to-maturity, in years	4.5	4.7
DBRS rating and outlook	BBB stable	BBB stable
Moody's rating and outlook	Baa2 stable	Baa2 stable
Property metrics(4)
Number of investment properties	81	84
Income-producing properties	77	80
Properties under development	2	2
Land held for development	2	2
Gross leasable area ("GLA"), square feet	32.8	32.2
Occupancy, by GLA	98.8%	99.1%
Magna as a percentage of annualized revenue(6)	51%	54%
Magna as a percentage of GLA	43%	47%
Weighted average lease term, in years by GLA	6.1	6.0
Overall capitalization rate(7)	6.5%	6.7%

2 Granite REIT 2019 First Quarter Report

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
For the three months ended March 31, 2019, Granite recognized $0.3 million ($0.01 per unit) in revenue related to a lease termination and close-out fee. For the three months ended March 31, 2018, Granite recognized $1.0 million ($0.02 per unit) in revenue related to a lease termination and close-out fee and a $10.4 million ($0.23 per unit) foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018. FFO, AFFO and the per unit amounts include the aforementioned items.

In the first quarter of 2018, Granite also paid $9.1 million ($0.19 per unit) related to a tenant incentive allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO and AFFO per unit amounts have been reduced by this $9.1 million tenant allowance payment.

(3)
The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. For comparative purposes, the FFO payout ratio and AFFO payout ratio exclude the lease termination and close-out fee of $0.3 million for the three months ended March 31, 2019 as well as the lease termination and close-out fee of $1.0 million and the $10.4 million foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of properties in the prior year period. AFFO payout ratio further excludes the $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility.
(4)
Assets held for sale are excluded from investment properties and related property metrics. Accordingly, five such assets that were held for sale at March 31, 2019 and six such assets that were held for sale at December 31, 2018 were excluded from investment properties and related property metrics at March 31, 2019 and December 31, 2018, respectively, throughout this MD&A.
(5)
The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet and, thereby, included in total debt (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").
(6)
Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
(7)
Refer to "Valuation Metrics by Investment Property Asset Category" in the "Investment Properties" section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. As at May 7, 2019, Granite owns 83 investment properties in nine countries having approximately 33.8 million square feet of gross leasable area. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively, "Magna") as the largest tenant, in addition to tenants from various other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

Granite's investment properties consist of income-producing properties, properties under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, warehouse and logistics properties, corporate offices, product development and engineering centres and test facilities. The lease payments are

Granite REIT 2019 First Quarter Report 3

primarily denominated in three currencies: the Canadian dollar ("$"), the Euro ("€") and the US dollar ("US$"). Granite's investment properties (excluding five assets held for sale) by geographic location, property count and square footage as at May 7, 2019 are summarized below:

Investment Properties Summary

Nine countries/83 properties/33.8(1) million square feet

(1)
Includes the leasehold interest in two income-producing properties representing 0.9 million of GLA acquired subsequent to March 31, 2019.

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that will build on Granite's current foundation, leverage the balance sheet and grow and diversify the asset base.

Granite's long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see "INVESTMENT PROPERTIES") over the long-term.

Following the sale of 22 non-core properties in 2018 and 2019 and the recent equity offering, Granite has positioned itself to capitalize on market opportunities within its geographic footprint and execute on its strategy as well as benefit from a net leverage ratio of 22%, liquidity of approximately $1.0 billion, both as at March 31, 2019, and a strong pipeline of acquisition and development opportunities.

As Granite looks to the remainder of 2019, its priorities are as follows:

  •
  Strategically redeploy the proceeds from the recent equity offering and property dispositions;

  •
  Accelerate growth in its target markets in North America and Europe primarily through property, portfolio and corporate acquisitions as well as through joint venture arrangements and development of modern logistics and e-commerce assets;

  •
  Continue to dispose of select non-core assets;

  •
  Maintain a target occupancy in excess of 98%;

  •
  Enhance Granite's global platform;

  •
  Grow net asset value as well as FFO and AFFO per unit; and

  •
  Pursue development opportunities within the existing portfolio and with potential development partners.
4 Granite REIT 2019 First Quarter Report

Executing on these near-term priorities will accelerate the ongoing transformation of Granite into an institutional quality and globally diversified industrial real estate business.

SIGNIFICANT MATTERS

Property Acquisitions

During the three months ended March 31, 2019, Granite acquired two income-producing modern properties in the United States. Subsequent to the quarter-end, Granite acquired the leasehold interest in two properties in Mississauga, Ontario. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)	Date Acquired	Property Purchase Price	In-going Stabilized Yield(1)

Acquired during the quarter ended March 31, 2019:
201 Sunridge Boulevard	Wilmer, TX	0.8	9.5	Mar 1, 2019	$58.1	5.1%
3501 North Lancaster Hutchins Road	Lancaster, TX	0.2	10.4	Mar 1, 2019	106.1	6.8%
Acquired between April 1, 2019 and May 7, 2019:
Leasehold interest in two properties (2020 and 2095 Logistics Drive) — see below	Mississauga, ON	0.9	8.7	Apr 9, 2019	154.0	4.5%

		1.9	9.2		$318.2	5.4%

(1)
As at the date of acquisition

On March 1, 2019, Granite acquired two properties in the United States for $164.2 million (US$123.7 million). The first property, 201 Sunridge Boulevard, is a 30-foot clear height distribution centre constructed in 2008 that is situated on 53.4 acres of land and is 100% leased to a subsidiary of Unilever. The excess land on the property can support a building expansion of up to 0.3 million square feet, providing attractive site flexibility and the potential for additional income in the future. The second property, 3501 North Lancaster Hutchins Road, is a 174.6-acre site containing three buildings which are 100% leased to a leading wholesale automotive auction company. The gross leasable area of the existing buildings represents a site coverage ratio of only 2.6%, providing significant potential for future development.

Acquisition, Construction and Development Commitments

Granite had the following property purchase and construction and development commitments as at March 31, 2019:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made(1)	Future Commitments	Total Cost	Year-One Stabilized Yield

Leasehold interest in two properties in Mississauga, ON	0.9	$7.0	$147.0	$154.0	4.5%
Demolition phase of property under development in Germany	—	0.5	1.1	1.6	N/A
Properties under development in Texas and Indiana as well as other construction commitments	1.4	57.3	299.3	356.6	5.6%

	2.3	$64.8	$447.4	$512.2	5.3%

(1)
As at March 31, 2019

On April 9, 2019, Granite acquired the leasehold interest in two income-producing properties located in Mississauga, Ontario for total consideration of $154.0 million. Both 40-foot clear height buildings were

Granite REIT 2019 First Quarter Report 5

completed in 2018, are located adjacent to Toronto Pearson International Airport and are fully leased to creditworthy tenants. The contractual rent at 2020 Logistics Drive is significantly below market, providing expected net operating income growth upon lease rollover. The property located at 2095 Logistics Drive is expected to be expanded by approximately 0.1 million square feet by February 2022, generating additional net operating income at an estimated yield of 8.9%.

A deposit of $26.7 million (US$20.0 million) was made during 2018 in connection with a contractual commitment to acquire a property under development in the state of Texas. This commitment to purchase the property under development is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close concurrently with the lease commencement in the third quarter of 2019 following construction of the building.

During the first quarter of 2019, Granite entered into an agreement for approximately $1.6 million (€1.1 million) to demolish an existing building on a 15-acre site in Altbach, Germany. As at May 7, 2019, the demolition of the property is substantially complete and construction of a 0.3 million square foot distribution/light industrial facility is expected to commence in the third quarter of 2019, subject to receipt of all required permits and state approval.

As at March 31, 2019, Granite's commitment to purchase these aforementioned properties together with additional contractual commitments related to construction and development projects, including the development of a property in Plainfield, Indiana, amounted to approximately $447.4 million.

Property Dispositions

During the three months ended March 31, 2019, six properties previously classified as assets held for sale were disposed of for approximately $43.8 million. The properties consisted of the following:

Dispositions (in millions, except as noted) Property Address	Location	Sq ft	Date Disposed	Sale Price	Annualized Revenue(1)

3 Walker Drive (a nine-acre parcel of land)	Brampton, ON	N/A	Jan 15, 2019	$13.4	$—
Iowa properties (four properties):
403 S 8th Street	Montezuma, IA
1951 A Avenue	Victor, IA
408 N Maplewood Avenue	Williamsburg, IA
411 N Maplewood Avenue	Williamsburg, IA	0.6	Feb 25, 2019	22.3	2.2
375 Edward Street	Richmond Hill, ON	0.1	Feb 27, 2019	8.1	—

		0.7		$43.8	$2.2

(1)
Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the month the property was first classified as an asset held for sale multiplied by 12 months.
6 Granite REIT 2019 First Quarter Report

Assets Held for Sale

As at March 31, 2019, five investment properties located in the United States were classified as assets held for sale. The five properties, having an aggregate fair value of $38.7 million, consisted of the following:

Held for Sale (in millions, except as noted) Property Address	Location	Sq ft	Fair Value	Annualized Revenue(1)

Michigan properties (five properties):
6151 Bancroft Avenue	Alto, MI
3501 John F Donnelly Drive	Holland, MI
3575 128th Avenue	Holland, MI
3601 John F Donnelly Drive	Holland, MI
1800 Hayes Street	Grand Haven, MI	0.7	$38.7	$3.6

(1)
Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the month the property was first classified as an asset held for sale multiplied by 12 months.

These aforementioned properties were classified as assets held for sale on the combined balance sheets at March 31, 2019 and were excluded from the value of investment properties. These properties are also excluded from references to investment properties and related property metrics as at March 31, 2019 throughout this MD&A.

Bought Deal Equity Offering

On April 30, 2019, Granite completed an offering of 3,260,000 stapled units at a price of $61.50 per unit for gross proceeds of approximately $200.5 million. On April 26, 2019, the syndicate of underwriters elected, pursuant to the terms of the underwriting agreement in respect of the offering, to exercise its over-allotment option in full, resulting in the issuance of an additional 489,000 stapled units on April 30, 2019 for additional gross proceeds of $30.1 million. The aggregate gross proceeds raised pursuant to the offering, including the exercise of the over-allotment option (the "Offering"), were $230.6 million. The net proceeds received by Granite after deducting the underwriters' fees and the estimated expenses of the Offering were approximately $220.5 million. Subsequent to the Offering and as at May 7, 2019, Granite had 49,443,103 stapled units issued and outstanding.

Granite intends to use the net proceeds of the Offering (i) to partially fund the potential acquisition of two properties in Columbus, Ohio and Calgary, Alberta for total expected costs of $126.3 million (post-development of the Calgary property), (ii) to fund approximately $32 million of development costs associated with the Indiana development project and (iii) for general trust purposes.

Normal Course Issuer Bid

On May 7, 2019, the Board of Trustees/Directors approved the renewal of the normal course issuer bid which will be subject to customary regulatory approvals.

Granite REIT 2019 First Quarter Report 7

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite's investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite's reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite's business are summarized in the following table:

	Average Exchange Rates				Period End Exchange Rates
	Three Months Ended March 31,
					March 31, 2019	December 31, 2018
	2019	2018	Change				Change

$ per €1.00	1.509	1.555	(3%	)	1.500	1.563	(4%	)
$ per US$1.00	1.329	1.265	5%		1.336	1.364	(2%	)

For the three months ended March 31, 2019 compared to the prior year period, the average exchange rates of the Canadian dollar relative to the Euro and US dollar were lower and higher, respectively, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite's European operations and increased the Canadian dollar equivalent of revenue and expenses from Granite's US operations.

The period end exchange rates of the Canadian dollar relative to the Euro and US dollar on March 31, 2019 were lower when compared to the December 31, 2018 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite's European and US subsidiaries were lower when compared to December 31, 2018.

On a net basis, the effect of the changes in exchange rates on Granite's operating results for the three month period ended March 31, 2019 was as follows:

Effects of Changes in Exchange Rates on Operating Results

For the three months ended March 31,	2019 vs 2018

(in millions, except per unit information)
Increase in revenue	$0.1
Increase in NOI — cash basis	0.1
Increase in net income	0.4
Increase in FFO	0.9
Increase in AFFO	0.7
Increase in FFO per unit	$0.02
Increase in AFFO per unit	$0.02

8 Granite REIT 2019 First Quarter Report

Operating Results

Revenue

Revenue

For the three months ended March 31,	2019	2018	$ change

Rental revenue	$55.8	$53.9	1.9
Tenant recoveries	7.3	6.8	0.5
Lease termination and close-out fees	0.3	1.0	(0.7)

Revenue	$63.4	$61.7	1.7

Revenue for the three month period ended March 31, 2019 increased $1.7 million to $63.4 million from $61.7 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $0.3 million from consumer price index based increases and $0.1 million from fixed contractual adjustments related to rent escalations;

  •
  the acquisitions of properties located in the United States and Germany during 2018 and 2019 increased revenue by $10.6 million, which included $1.1 million of tenant recoveries;

  •
  revenue increased by $0.8 million due to various renewal and re-leasing activities for properties primarily in Canada and the United States;

  •
  revenue decreased by $0.7 million as a result of a $1.0 million lease termination fee received in 2018 for an acquired property in the United States for which the leasable area was re-leased to a new tenant, partially offset by a $0.3 million lease close-out fee received in 2019 for a property in Canada that was recently vacated and sold;
Granite REIT 2019 First Quarter Report 9

  •
  the sale of 22 properties in Canada, the United States and Germany in 2018 and 2019 decreased revenue by $9.2 million of which $1.0 million related to a reduction in property tax and insurance tenant recoveries;

  •
  three lease expiries for properties in Canada and the United States resulted in vacancies that decreased revenue by $0.3 million and $0.4 million, respectively; and

  •
  foreign exchange had a net $0.1 million positive impact as the weakening of the Canadian dollar against the US dollar increased revenue by $0.9 million while the relative strengthening of the Canadian dollar against the Euro decreased revenue by $0.8 million.

Revenue by major currency for the three months ended March 31, 2019 and 2018 was as follows:

Revenue by Currency

First Quarter 2019	First Quarter 2018

The mix in revenue for the three months ended March 31, 2019 compared to the prior year period has changed primarily with revenue denominated in US dollars increasing and revenue denominated in Canadian dollars decreasing as a result of the recent US acquisitions and Canadian property dispositions.

As a majority of the Trust's revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite's operating results, cash flows and distributions.

Net Operating Income

Net operating income ("NOI") in the three months ended March 31, 2019 was $55.2 million compared to $53.8 million in the three months ended March 31, 2018. NOI — cash basis excludes the impact of lease termination and close-out fees, and straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $55.1 million in the three months ended March 31, 2019 compared with $52.3 million in the prior year period.

10 Granite REIT 2019 First Quarter Report

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Same property NOI — cash basis in the three months ended March 31, 2019 was $45.1 million compared to $43.4 million in the three months ended March 31, 2018. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Changes in NOI(2), NOI — Cash Basis and Same Property NOI — Cash Basis

		Three Months Ended March 31,
	Sq ft(1) (in millions)
		2019	2018	$ change

Revenue		$63.4	$61.7	1.7
Less: Property operating costs		(8.2)	(7.9)	(0.3)

NOI(2)		$55.2	$53.8	1.4
Add (deduct):
Lease termination and close-out fees		(0.3)	(1.0)	0.7
Straight-line rent amortization		(1.1)	(1.9)	0.8
Tenant incentive amortization		1.3	1.4	(0.1)

NOI — cash basis	32.8	$55.1	$52.3	2.8
Less NOI — cash basis for:
Acquisitions	7.3	(8.9)	(0.1)	(8.8)
Dispositions, assets held for sale and developments	1.5	(1.1)	(8.8)	7.7

Same property NOI — cash basis	25.5	$45.1	$43.4	1.7

(1)
The square footage relating to the NOI — cash basis represents GLA of 32.8 million square feet as at March 31, 2019. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions during the relevant periods.

(2)
NOI is calculated in accordance with IFRS and is included in the unaudited condensed combined financial statements as at and for the three months ended March 31, 2019. In the prior year period, Granite reported NOI as a non-IFRS financial measure, calculated as set forth above but excluding lease termination and close-out fee revenue. NOI for the quarter ended March 31, 2018 was previously reported as $52.8 million.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite's employee compensation expenses are included in property operating costs.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended March 31, 2019 increased $2.8 million to $55.1 million from $52.3 million in the prior year period largely as a result of the increase in rental revenue as noted previously as well as the reduction in straight-line rent amortization arising from rent-free periods in the prior year period associated with the partial lease-up of vacant space in Novi, Michigan.

Granite REIT 2019 First Quarter Report 11

Same property NOI — cash basis for the three month period ended March 31, 2019 increased $1.7 million (3.9%) to $45.1 million primarily due to the increase in contractual rents, partial lease-up of the property in Novi, Michigan, re-leasing and renewals of various leases for properties located in Canada, the United States and Germany and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar, partially offset by vacancies for properties in Canada and the United States and the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro. Excluding the impact of foreign exchange, same property NOI — cash basis for the three month period ended March 31, 2019 would have increased by 4.8%.

NOI — cash basis for the three month periods ended March 31, 2019 and 2018 by geography was as follows:

NOI — Cash Basis by Geography

First Quarter 2019	First Quarter 2018

The mix in NOI — cash basis for the three months ended March 31, 2019 compared to the prior year period has changed primarily with the percentage attributable to the United States increasing and Canada decreasing as a result of the recent US acquisitions and Canadian property dispositions.

Granite's property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite's operating results from any particular country's economic downturn.

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

For the three months ended March 31,	2019	2018	$ change

Salaries and benefits	$3.0	$4.5	(1.5)
Audit, legal and consulting	1.3	0.8	0.5
Trustee/director fees and related expenses	0.3	0.3	—
Unit-based compensation including distributions and revaluations	2.0	1.0	1.0
Other public entity costs	0.4	0.4	—
Office rents including property taxes and common area maintenance costs	0.1	0.2	(0.1)
Other	0.8	0.3	0.5

General and administrative expenses	$7.9	$7.5	0.4

12 Granite REIT 2019 First Quarter Report

General and administrative expenses were $7.9 million for the three month period ended March 31, 2019 and increased $0.4 million in comparison to the prior year period primarily as a result of the following:

  •
  the increase in unit-based compensation costs mainly due to the increase in fair value remeasurement expense resulting from fluctuations in the market price of the Trust's stapled units. For the three months ended March 31, 2019 and 2018, general and administrative expenses included a fair value remeasurement expense of $1.2 million and $0.2 million, respectively, associated with the unit-based compensation plans;

  •
  an increase in audit, legal and consulting costs due to corporate advisory matters including internal reorganizations and administrative matters; and

  •
  an increase in other general and administrative expenses due to various factors, including, among other, recruitment costs for a senior member of management in Europe.

         These increases were partially offset by:

  •
  a decrease in salaries and benefits expense mainly due to compensation costs incurred in the prior year period associated with Granite's former Chief Operating Officer.

Interest Income

Interest income for the three month periods ended March 31, 2019 and 2018 was $2.9 million and $1.1 million, respectively. The $1.8 million increase is primarily due to interest income earned from higher cash balances resulting from the proceeds from property dispositions and drawdowns from the term loans in December 2018.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month periods ended March 31, 2019 and 2018 were $7.6 million and $5.5 million, respectively. The $2.1 million increase is largely due to interest expense associated with the term loan drawdowns in December 2018, partially offset by the higher interest expense associated with credit facility draws in the prior year period.

As at March 31, 2019, Granite's weighted average cost of interest-bearing debt was 2.18% (March 31, 2018 — 2.53%) and the weighted average debt term-to-maturity was 4.5 years (March 31, 2018 — 4.7 years).

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange losses of $0.5 million and foreign exchange gains of $11.4 million in the three month periods ended March 31, 2019 and 2018, respectively. The $11.9 million increase in net foreign exchange losses is substantially due to the foreign exchange gain recognized in the prior year period relating to the remeasurement of the US dollar cash proceeds received from the sale of three investment properties in January 2018 and, to a lesser extent, the net remeasurement of certain monetary assets of the Trust that are denominated in US dollars or Euros.

Granite REIT 2019 First Quarter Report 13

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $50.5 million and $32.3 million in the three month periods ended March 31, 2019 and 2018, respectively. In the three month period ended March 31, 2019, net fair value gains of $50.5 million were attributable to various factors including (i) a compression in terminal capitalization rates for properties located in Austria resulting from the continued market demand for industrial real estate properties, (ii) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and (iii) the increase in fair value for the multi-purpose properties classified as assets held for sale in the first quarter of 2019.

The net fair value gains on investment properties in the three month period ended March 31, 2018 of $32.3 million were attributable to several factors, and, in particular, to (i) favourable changes in leasing assumptions from lease renewals at multi-purpose properties located in Canada and Europe, (ii) a compression in discount and terminal capitalization rates for certain multi-purpose properties primarily located in Germany resulting from market demand which led to improved asset pricing and (iii) positive changes in leasing assumptions relating to the contractual rent increases at certain special purpose properties.

Acquisition Transaction Costs

Acquisition transaction costs for the three month period ended March 31, 2019 were $0.4 million compared to $0.2 million for the prior year period. Acquisition transaction costs primarily include land transfer tax, legal and advisory costs associated with completed acquisitions and, to a lesser extent, legal and advisory costs associated with pursuing acquisition opportunities that were not completed. The increase in acquisition transaction costs for the current year period is due to greater overall acquisition activity.

Loss on Sale of Investment Properties

The loss on sale of investment properties for the three month period ended March 31, 2019 was $0.7 million compared to $1.1 million for the prior year period. Loss on sale of investment properties is related to broker commissions and legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

14 Granite REIT 2019 First Quarter Report

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

For the three months ended March 31,	2019	2018	$ change

Foreign operations	$1.5	$1.6	(0.1)
Other	0.4	0.4	—

Current tax expense	1.9	2.0	(0.1)
Deferred tax expense	10.9	8.0	2.9

Income tax expense	$12.8	$10.0	2.8

For the three months ended March 31, 2019, the current tax expense decreased compared to the prior year period primarily due to the foreign exchange impact resulting from the relative strengthening of the Canadian dollar on Euro denominated tax expense.

The increase in deferred tax expense for the three months ended March 31, 2019 compared to the prior year period was primarily due to an increase in fair value gains in jurisdictions in which deferred taxes are recorded.

Net Income Attributable to Stapled Unitholders

For the three month period ended March 31, 2019, net income attributable to stapled unitholders was $78.3 million compared to $72.4 million in the prior year period. The $5.9 million net increase was primarily due to an $18.2 million increase in net fair value gains on investment properties, partially offset by an $11.9 million increase in net foreign exchange losses. The $5.9 million increase in net income attributable to stapled unitholders is summarized below:

Change in Net Income Attributable to Stapled Unitholders

Granite REIT 2019 First Quarter Report 15

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months ended March 31, 2019 and 2018 is presented below:

FFO and AFFO Reconciliation

For the three months ended March 31,		2019	2018

(in millions, except per unit information)
Net income attributable to stapled unitholders		$78.3	$72.4
Add (deduct):
Fair value gains on investment properties, net		(50.5)	(32.3)
Fair value losses on financial instruments		0.1	1.9
Acquisition transaction costs		0.4	0.2
Loss on sale of investment properties		0.7	1.1
Deferred income tax expense		10.9	8.0
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan(1)		0.7	—
Non-controlling interests relating to the above		0.1	—

FFO	[A]	$40.7	$51.3
Add (deduct):
Maintenance or improvement capital expenditures paid		(1.2)	(8.8)
Leasing commissions paid		(0.2)	(1.8)
Tenant incentives paid		(0.2)	(9.1)
Tenant incentive amortization		1.3	1.4
Straight-line rent amortization		(1.1)	(1.9)

AFFO	[B]	$39.3	$31.1

Per unit amounts:
Basic and Diluted FFO per stapled unit	[A]/[C]	$0.89	$1.11
Basic and Diluted AFFO per stapled unit	[B]/[C]	$0.86	$0.67
Basic and Diluted weighted average number of stapled units	[C]	45.7	46.3

(1)
The Executive Deferred Stapled Unit Plan provides equity-based compensation in the form of stapled units to executives and other employees. It is anticipated that the fair value remeasurement relating to the Executive Deferred Stapled Unit Plan will fluctuate and have a greater impact on FFO and AFFO going forward and has, therefore, been adjusted in FFO and AFFO in accordance with the REALPAC White Paper. The comparative amount was not adjusted as it was not significant in the prior year period and the year 2018.
16 Granite REIT 2019 First Quarter Report

Funds From Operations

FFO for the three month period ended March 31, 2019 was $40.7 million ($0.89 per unit) compared to $51.3 million ($1.11 per unit) in the prior year period. The $10.6 million decrease in FFO is summarized below:

Change in FFO

FFO for the three months ended March 31, 2019 was $40.7 million ($0.89 per unit). In comparison, excluding the foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018 of $10.4 million ($0.23 per unit), FFO would have been $40.9 million ($0.88 per unit) in the prior year period.

Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended March 31, 2019 was $39.3 million ($0.86 per unit) compared to $31.1 million ($0.67 per unit) in the prior year period. The $8.2 million ($0.19 per unit) increase in AFFO is summarized below:

Change in AFFO

Granite REIT 2019 First Quarter Report 17

Additional details pertaining to the components of the change in AFFO are as follows:

  •
  the $10.6 million decrease in FFO, as noted previously, partially offset by;

  •
  a $7.6 million decrease in capital expenditures paid largely due to higher payments made in the prior year period relating to an improvement project at a property in Novi, Michigan;

  •
  a $1.6 million decrease in leasing commissions paid primarily due to payments made in the prior year period relating to the developed property in Poland, the partially leased-up property in Novi, Michigan, as well as the early renewal and extension of a lease for a property in the United States;

  •
  an $8.9 million decrease in tenant incentives paid largely due to a 2018 payment relating to a tenant allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria; and

  •
  a $0.8 million increase in AFFO from straight-line rent amortization, primarily from rent-free periods in the prior year period associated with the partial lease-up of vacant space in Novi, Michigan.

AFFO for the three month period ended March 31, 2019 was $39.3 million ($0.86 per unit). In comparison, excluding the foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018 of $10.4 million ($0.23 per unit) and the payment of the tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria of $9.1 million ($0.19 per unit), AFFO would have been $29.8 million ($0.63 per unit) in the prior year period.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development comprise (i) a 15-acre site in Altbach, Germany where the demolition of the property is substantially complete and construction of a 0.3 million square foot distribution/light industrial facility is expected to commence in the third quarter of 2019, subject to receipt of all required permits and state approval, and (ii) an approximately 30-acre parcel of development land in Plainfield, Indiana. The development in Plainfield, Indiana will be a class A warehouse of approximately 0.5 million square feet of gross leasable area and the total project costs, excluding land, are estimated to be approximately $32 million. Granite has obtained its development plan approval and, subject to receipt of all required permits, construction is currently expected to commence in the second quarter of 2019 with shell construction to be substantially completed by the first quarter of 2020.

Land held for development comprise a 16-acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space as well as 12.9 acres of development land in Ohio, United States that was recently acquired.

18 Granite REIT 2019 First Quarter Report

Summary attributes of the investment properties as at March 31, 2019 and December 31, 2018 were as follows:

Investment Properties Summary(1)

As at March 31, 2019 and December 31, 2018	2019	2018

(in millions, except as noted)
Investment properties — fair value	$3,532.8	$3,425.0
Income-producing properties	3,511.7	3,404.0
Properties under development	17.3	17.0
Land held for development	3.8	4.0
Overall capitalization rate	6.5%	6.7%
Number of investment properties	81	84
Income-producing properties	77	80
Properties under development	2	2
Land held for development	2	2
Property metrics
GLA, square feet	32.8	32.2
Occupancy, by GLA	98.8%	99.1%
Weighted average lease term, in years by square footage	6.1	6.0
Total number of tenants	49	48
Magna as a percentage of annualized revenue(2)	51%	54%
Magna as a percentage of GLA	43%	47%

Assets Held for Sale(1)

As at March 31, 2019 and December 31, 2018	2019	2018

(in millions, except as noted)
Assets held for sale
Fair value	$38.7	$44.2
Number of properties	5	6
GLA, square feet	0.7	0.7
Magna as a percentage of GLA	100%	94%
Annualized revenue(2)	$3.6	$2.2

(1)
Assets held for sale are excluded from investment properties and related property metrics. Accordingly, five such assets that were held for sale as at March 31, 2019 and six such assets that were held for sale as at December 31, 2018 were excluded from investment properties and related property metrics as at March 31, 2019 and December 31, 2018, respectively, throughout this MD&A.

(2)
Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
Granite REIT 2019 First Quarter Report 19

The fair value of the investment properties by asset category as at March 31, 2019 and December 31, 2018 was as follows:

Fair Value of Investment Properties by Asset Category(1)

March 31, 2019	December 31, 2018
(1)
Number of properties denoted in parentheses

Granite has a specialized and high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at March 31, 2019 and December 31, 2018 was as follows:

Fair Value of Investment Properties by Geography(1)

March 31, 2019	December 31, 2018
(1)
Number of properties denoted in parentheses
20 Granite REIT 2019 First Quarter Report

The change in the fair value of investment properties by asset category during the three months ended March 31, 2019 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2019								March 31, 2019
	Investment properties	Ground leases	Fair value gains	Acquisitions	Capital expenditures	Foreign exchange losses	Other changes	Classified as assets held for sale	Investment properties

Modern warehouse facilities	$1,519.2	11.8	12.3	164.2	3.3	(38.6)	1.3	—	$1,673.5
Multi-purpose facilities	845.9	—	21.3	—	0.6	(13.4)	—	(38.7)	815.7
Special purpose properties	1,038.9	—	16.6	—	—	(31.8)	(1.2)	—	1,022.5

Income-Producing Properties	3,404.0	11.8	50.2	164.2	3.9	(83.8)	0.1	(38.7)	3,511.7
Properties Under Development	17.0	—	—	—	0.9	(0.6)	—	—	17.3
Land Held For Development	4.0	—	—	—	—	(0.2)	—	—	3.8

	$3,425.0	$11.8	$50.2	$164.2	$4.8	$(84.6)	$0.1	$(38.7)	$3,532.8

During the three months ended March 31, 2019, the fair value of investment properties increased by $107.8 million, primarily due to:

  •
  the recognition of ground leases effective January 1, 2019 under IFRS 16, Leases has increased the fair value of investment properties by $11.8 million, consisting of $9.1 million in Botlek, Netherlands and $2.7 million in Soest, Germany (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS"). The obligations for these two land leases have been recorded on the combined balance sheet with the right-of-use assets recorded in investment properties;

  •
  net fair value gains of $50.2 million which were attributable to various factors including (i) a compression in terminal capitalization rates for properties located in Austria resulting from the continued market demand for industrial real estate properties, (ii) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and (iii) the increase in fair value for the multi-purpose properties classified as assets held for sale in the first quarter of 2019;

  •
  the acquisition of two income-producing properties in Texas, United States for $164.2 million (see "SIGNIFICANT MATTERS"); and

  •
  capital expenditures of $4.8 million, of which $3.0 million related to the construction of a 0.3 million square foot recently completed expansion at an acquired property near Columbus, Ohio, $0.9 million related to development capital expenditures for two properties under construction in Altbach, Germany and Indiana, United States and $0.6 million related to improvement capital expenditures for a multi-purpose property located in Michigan, United States. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property.
Granite REIT 2019 First Quarter Report 21

  These increases are partially offset by:

  •
  foreign exchange losses of $84.6 million, which primarily included foreign exchange losses of $25.3 million and $57.2 million resulting from the relative strengthening of the Canadian dollar against the US dollar and the Euro, respectively; and

  •
  the classification of five properties valued at $38.7 million as assets held for sale. These properties are classified as assets held for sale on the combined balance sheet and excluded from the investment properties categorization (see "SIGNIFICANT MATTERS").

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three month period ended March 31, 2019. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three month period ended March 31, 2019. In addition, valuation metrics for Granite's income-producing properties (excluding assets held for sale) by asset category as at March 31, 2019 and December 31, 2018 were as follows:

Valuation Metrics by Income-Producing Property Asset Category

	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties
							Total
As at March 31, 2019 and December 31, 2018
	2019	2018	2019	2018	2019	2018	2019	2018

Overall capitalization rate(1)(2)	5.62%	5.66%	6.84%	7.06%	7.63%	7.77%	6.51%	6.65%
Terminal capitalization rate(1)	6.27%	6.25%	6.77%	6.95%	7.22%	7.50%	6.68%	6.81%
Discount rate(1)	6.28%	6.34%	6.82%	7.02%	7.66%	7.63%	6.81%	6.90%

(1)
Weighted based on income-producing property fair value.
(2)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.
22 Granite REIT 2019 First Quarter Report

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at March 31, 2019 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate

+50 bps	3,251.2	3,379.1	3,382.6
+25 bps	3,376.2	3,442.8	3,446.3

Base rate	$3,511.7	$3,511.7	$3,511.7

-25 bps	3,659.0	3,585.7	3,578.6
-50 bps	3,820.1	3,666.3	3,647.2

Maintenance or Improvement Capital Expenditures and Leasing Costs

Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

The maintenance or improvement capital expenditures and leasing costs paid by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

		Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19

Maintenance or improvement capital expenditures paid		$0.3	$0.6	$9.3	$8.8	$6.2	$1.6	$1.2	$1.2
Leasing costs paid		0.3	1.6	1.4	10.8	2.4	0.5	0.4	0.4

Total paid	[A]	$0.6	$2.2	$10.7	$19.6	$8.6	$2.1	$1.6	$1.6
GLA, square feet	[B]	30.2	30.2	29.1	29.7	31.8	32.5	32.2	32.8
$ paid per square feet	[A]/[B]	$0.02	$0.07	$0.37	$0.66	$0.27	$0.06	$0.05	$0.05

In the first quarter of 2018, Granite paid $9.1 million related to a tenant incentive allowance for a 2014 lease extension at the 1.1 million square foot Eurostar facility in Graz, Austria.

Commencing with the third quarter of 2017, Granite undertook to re-develop its Novi, MI property which was vacated by Magna in March 2017. Granite leased 71% of the space to Hanon Systems for a minimum lease term of 15 years commencing in January 2018. The 0.3 million square foot facility is one of the very few office properties in Granite's portfolio.

Granite REIT 2019 First Quarter Report 23

Granite has invested a total of $23.3 million in capital commencing 2017 to reposition and lease the Novi, MI flex office property. The following is a summary of the capital expenditures and leasing costs paid by quarter in connection with the Novi, MI property:

Novi, MI Property: Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

	Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19

Maintenance or improvement capital expenditures paid	—	$0.1	$8.0	$8.4	$3.2	$0.1	$0.5	$0.6
Leasing costs paid	—	1.2	1.0	0.2	—	—	—	—

Total paid	—	$1.3	$9.0	$8.6	$3.2	$0.1	$0.5	$0.6

Granite is actively marketing the remaining 0.1 million square feet of available space and anticipates incurring additional cash outflows totaling approximately $5.9 million in capital expenditures and leasing costs during 2019 to complete the Novi, MI facility and lease-up of the remaining available space.

Excluding the non-recurring or unusual items noted above for the Graz, Austria and Novi, MI properties, the maintenance or improvement capital expenditures and leasing costs paid by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid — Excluding Novi, MI and Graz, Austria

		Q2'17	Q3'17	Q4'17	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19

Maintenance or improvement capital expenditures paid		$0.3	$0.5	$1.3	$0.4	$3.0	$1.5	$0.7	$0.6
Leasing costs paid		0.3	0.4	0.4	1.5	2.4	0.5	0.4	0.4

Total paid	[C]	$0.6	$0.9	$1.7	$1.9	$5.4	$2.0	$1.1	$1.0
GLA, square feet	[D]	30.2	29.9	28.8	29.4	31.5	32.2	31.9	32.5
$ paid per square feet	[C]/[D]	$0.02	$0.03	$0.06	$0.06	$0.17	$0.06	$0.03	$0.03

Leasing Profile

Magna, Granite's Largest Tenant

At March 31, 2019, Magna International Inc. or one of its operating subsidiaries was the tenant at 36 (December 31, 2018 — 41) of Granite's income-producing properties and comprised 51% (December 31, 2018 — 54%) of Granite's annualized revenue and 43% (December 31, 2018 — 47%) of Granite's GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody's Investor Service, A- with a stable outlook by Standard & Poor's and A(low) with a stable outlook by DBRS Limited. Magna International Inc. is a technology company and a global automotive supplier with international manufacturing operations and product development, engineering and sales centres. Its capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases. Granite's properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the

24 Granite REIT 2019 First Quarter Report

tenant under certain of Granite's leases. The terms of the lease arrangements with Magna generally provide for the following:

  •
  the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

  •
  rent escalations based on either fixed-rate steps or inflation;

  •
  renewal options tied to market rental rates or inflation;

  •
  environmental indemnities from the tenant; and

  •
  a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna's customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at March 31, 2019, Granite had 48 other tenants from various industries that in aggregate comprised 49% of the Trust's annualized revenue. Each of these tenants accounted for less than 4% of the Trust's annualized revenue as at March 31, 2019.

Granite's top 10 tenants by annualized revenue at March 31, 2019 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)

Magna	51%	43%	5.9	A(low)
ADESA	4%	1%	10.3	BB(low)
Restoration Hardware	3%	4%	9.1	NR
Ingram Micro	3%	3%	5.8	BBB(low)
Mars Petcare	2%	4%	3.1	NR
Hanon Systems	2%	1%	13.8	AA
Ricoh	2%	2%	6.2	BBB(high)
Grupo Antolin	2%	3%	9.5	B(high)
Samsung	2%	2%	3.0	AA(low)
Ace Hardware	2%	2%	10.8	NR

Top 10 Tenants	73%	65%	6.3

(1)
Credit rating is quoted on the DBRS equivalent rating scale where publicly available. NR refers to Not Rated.
(2)
The credit rating indicated above may, in some instances, apply to an affiliated company of Granite's tenant which may not be the guarantor of the lease.
Granite REIT 2019 First Quarter Report 25

Lease Expiration

As at March 31, 2019, Granite's portfolio had a weighted average lease term by square footage of 6.1 years (December 31, 2018 — 6.0 years) with lease expiries by GLA (in thousands of square feet), lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in March 2019 multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2019		2020		2021		2022		2023		2024		2025 and Beyond
		Total Lease Count	Total Annualized Revenue $
Country	Total GLA			Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $

Canada	5,215	25	40.8	145	85	0.8	590	3.3	316	2.9	347	2.9	594	3.7	934	6.8	2,204	20.4
United States	14,551	37	86.0	241	711	3.6	370	2.7	87	0.7	2,591	12.3	2,731	13.9	1,434	8.2	6,386	44.6
Austria	8,101	12	63.0	—	—	—	101	0.6	389	2.7	802	9.6	125	1.2	5,349	38.3	1,335	10.6
Germany	3,504	11	24.8	—	—	—	195	1.4	548	3.7	283	2.2	1,947	14.1	—	—	531	3.4
Netherlands	1,441	3	9.5	—	—	—	—	—	—	—	—	—	314	2.2	—	—	1,127	7.3
Other	751	8	5.4	—	45	0.2	133	0.6	336	3.1	56	0.3	90	0.8	—	—	91	0.4

Total	33,563	96	229.5	386	841	4.6	1,389	8.6	1,676	13.1	4,079	27.3	5,801	35.9	7,717	53.3	11,674	86.7

Less: Properties classified as assets held for sale
United States	(747)	(5)	(3.6)	—	—	—	—	—	—	—	(171)	(0.5)	(576)	(3.1)	—	—	—	—

As at March 31, 2019	32,816	91	225.9	386	841	4.6	1,389	8.6	1,676	13.1	3,908	26.8	5,225	32.8	7,717	53.3	11,674	86.7

% of portfolio as at March 31, 2019:
* by sq ft	100%			1.2%	2.6%		4.2%		5.1%		11.9%		15.9%		23.5%		35.6%
* by Annualized Revenue			100%			2.0%		3.8%		5.8%		11.9%		14.5%		23.6%		38.4%

Acquisition activity between April 1, 2019 and May 7, 2019:
As at March 31, 2019	32,816	91	225.9	386	841	4.6	1,389	8.6	1,676	13.1	3,908	26.8	5,225	32.8	7,717	53.3	11,674	86.7
Acquisition of the leasehold interest in two properties in Mississauga, ON(1) (acquired April 9, 2019)
— Canada	943	2	8.7	—	—	—	—	—	—	—	—	—	—	—	—	—	943	8.7

Total	33,759	93	234.6	386	841	4.6	1,389	8.6	1,676	13.1	3,908	26.8	5,225	32.8	7,717	53.3	12,617	95.4

(1)
The annualized revenue for the acquisition represents the pro-forma revenue expected over a 12-month period.
26 Granite REIT 2019 First Quarter Report

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $1,000.9 million as at March 31, 2019 compared to $1,158.1 million at December 31, 2018, as summarized below:

Sources of Available Liquidity

As at March 31, 2019 and December 31, 2018	2019	2018

Cash and cash equivalents	$501.0	$658.2
Unused portion of credit facility	499.9	499.9

Available liquidity	$1,000.9	$1,158.1

Additional sources of liquidity:
Assets held for sale(1)	$38.7	$44.2

Bought deal equity offering(2)	$220.5	—

Unencumbered assets(3)	$3,532.8	$3,425.0

(1)
Five properties located in the United States were classified as assets held for sale on the combined financial statements at March 31, 2019. Six properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2018 and were subsequently sold during January and February 2019.
(2)
On April 30, 2019, Granite completed an offering of 3,260,000 stapled units at a price of $61.50 per unit for gross proceeds of approximately $200.5 million. On April 26, 2019, the syndicate of underwriters elected, pursuant to the terms of the underwriting agreement in respect of the offering, to exercise its over-allotment option in full, resulting in the issuance of an additional 489,000 stapled units on April 30, 2019 for additional gross proceeds of $30.1 million. The aggregate gross proceeds raised pursuant to the offering, including the exercise of the over-allotment option (the "Offering"), were $230.6 million. The net proceeds received by Granite from the Offering, after deducting the underwriters' fees and the estimated expenses of the Offering, were approximately $220.5 million (see "SIGNIFICANT MATTERS").
(3)
Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The available liquidity is primarily due to cash proceeds realized from property dispositions and drawdowns on the terms loans completed in December 2018. Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

Granite REIT 2019 First Quarter Report 27

Cash Flow Components

Components of the Trust's cash flows were as follows:

Cash Flow Components Summary

For the three months ended March 31,	2019	2018	$ change

Cash and cash equivalents, beginning of period	$658.2	$69.0	589.2
Cash provided by operating activities	39.5	37.6	1.9
Cash provided by (used in) investing activities	(142.6)	274.8	(417.4)
Cash used in financing activities	(46.0)	(117.0)	71.0
Effect of exchange rate changes on cash and cash equivalents	(8.1)	9.4	(17.5)

Cash and cash equivalents, end of period	$501.0	$273.8	227.2

Operating Activities

In the three month period ended March 31, 2019, operating activities generated cash of $39.5 million compared to $37.6 million in the prior year period. The increase of $1.9 million was due to various factors including, among others, the following:

  •
  a decrease in tenant incentives paid of $8.9 million which substantially related to a $9.1 million payment in 2018 associated with a 2014 lease extension at the Eurostar facility in Graz, Austria; and

  •
  a decrease in leasing commissions paid of $1.5 million, partially offset by;

  •
  an increase in net realized foreign exchange losses of $5.5 million primarily due to the foreign exchange gain recognized in the prior year period relating to the remeasurement of the US dollar proceeds received from the sale of investment properties in January 2018;

  •
  an increase in interest paid of $2.3 million associated with the term loan drawdowns in December 2018; and

  •
  a decrease in cash provided by working capital changes of $1.9 million primarily due to a reduction in accounts payable and accrued liabilities largely related to a land transfer tax payment for a property acquired in Germany in 2018 and a decrease in deferred revenue relating to the timing of rent prepayments, partially offset by a decrease in accounts receivable due to the prior year receipt from a tenant for a partial reimbursement of construction costs at a property in Novi, Michigan that was outstanding in the prior year period.

Investing Activities

Investing activities for the three month period ended March 31, 2019 used cash of $142.6 million and primarily related to the following:

  •
  the acquisition of two income-producing properties in the state of Texas, including working capital components, for $163.7 million; and

  •
  investment property development and expansion capital expenditures paid of $4.0 million primarily relating to the completion of a 0.3 million square foot expansion at an acquired property near Columbus, Ohio, and maintenance and improvement capital expenditures paid of $1.2 million largely relating to improvement projects at a property in Novi, Michigan, a vacant property in Canada and a multi-tenanted property in Olive Branch, Mississippi. These cash outflows are partially offset by;
28 Granite REIT 2019 First Quarter Report

  •
  net proceeds of $26.3 million received from the dispositions of six properties in Canada and the United States.

Investing activities for the three month period ended March 31, 2018 provided cash of $274.8 million and primarily related to $356.5 million of net proceeds received from the dispositions of 10 properties in Canada and the United States, partially offset by the acquisition of a property in Plainfield, Indiana for $50.7 million, an acquisition deposit for a property in Greencastle, Pennsylvania of $21.4 million and investment property maintenance and improvement capital expenditures of $8.8 million largely relating to improvement projects at the property in Novi, Michigan.

Financing Activities

Cash used in financing activities for the three month period ended March 31, 2019 of $46.0 million largely comprised $31.9 million of monthly distribution payments and $13.7 million relating to a special distribution payment.

Cash used in financing activities for the three month period ended March 31, 2018 of $117.0 million comprised $51.1 million to repurchase the Trust's stapled units under the normal course issuer bid, a net $32.8 million repayment of bank indebtedness and $31.7 million of distribution payments.

Granite REIT 2019 First Quarter Report 29

Debt Structure

Granite's debt structure and key debt metrics as at March 31, 2019 and December 31, 2018 were as follows:

Summary Debt Structure and Debt Metrics

As at March 31, 2019 and December 31, 2018		2019	2019 Adjusted(3)	2018	2018 Adjusted(3)

Unsecured debt, net		$1,193.4	$1,193.4	$1,198.4	$1,198.4
Cross currency interest rate swaps, net		55.2	55.2	104.8	104.8
Lease obligations(1)		13.0	13.0	—	—

Total debt	[A]	$1,261.6	$1,261.6	$1,303.2	$1,303.2
Less: cash and cash equivalents		501.0	539.7	658.2	702.0

Net debt	[B]	$760.6	$721.9	$645.0	$601.2

Investment properties, all unencumbered by secured debt	[C]	$3,532.8	$3,532.8	$3,425.0	$3,425.0

Trailing 12-month adjusted EBITDA(2)	[D]	$187.2	$185.1	$187.0	$181.1
Interest expense		$24.5	$24.5	$22.4	$22.4
Interest income		(4.4)	(4.4)	(2.6)	(2.6)

Trailing 12-month interest expense, net	[E]	$20.1	$20.1	$19.8	$19.8
Debt metrics
Leverage ratio(2)	[A]/[C]	36%	36%	38%	38%
Net leverage ratio(2)	[B]/[C]	22%	20%	19%	18%
Interest coverage ratio(2)	[D]/[E]	9.3x	9.2x	9.4x	9.1x
Unencumbered asset coverage ratio(2)	[C]/[A]	2.8x	2.8x	2.6x	2.6x
Indebtedness ratio(2)	[A]/[D]	6.7x	6.8x	7.0x	7.2x
Weighted average cost of debt		2.18%	2.18%	2.17%	2.17%
Weighted average debt term-to-maturity, in years		4.5	4.5	4.7	4.7
Ratings and outlook
DBRS		BBB stable	BBB stable	BBB stable	BBB stable
Moody's		Baa2 stable	Baa2 stable	Baa2 stable	Baa2 stable

(1)
The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").
(2)
Represents a non-IFRS measure. For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(3)
The 2019 Adjusted column represents the summary of debt structure and debt metrics at March 31, 2019 after adjusting for the following items:
•
the cash proceeds from the planned dispositions of the five assets held for sale; and
•
the Adjusted EBITDA relating to a reduction of $3.6 million associated with the revenue reduction from the planned dispositions of the five assets held for sale and $0.3 million from proforma EBITDA of the dispositions occurring on January 1, 2019, partially offset by an increase of $1.8 million from proforma EBITDA of the acquisitions completed in the first quarter of 2019 occurring at the beginning of the year.

The 2018 Adjusted column represents the summary of debt structure and debt metrics at December 31, 2018 after adjusting for the following items:

•
the cash proceeds from the dispositions of the six assets held for sale; and
30 Granite REIT 2019 First Quarter Report

  •
  the Adjusted EBITDA relating to a reduction of $2.2 million associated with the revenue reduction from the sale of the six assets held for sale and $18.1 million from proforma EBITDA of the dispositions occurring on January 1, 2018, partially offset by an increase of $14.4 million from proforma EBITDA of the 2018 acquisitions occurring at the beginning of the year.

Unsecured Debt and Cross Currency Interest Rate Swaps

2025 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite REIT Holdings Limited Partnership ("Granite LP") entered into a senior unsecured non-revolving term facility in the amount of $300.0 million (the "2025 Term Loan") that matures on December 12, 2025. The 2025 Term Loan was available in one drawdown and is fully prepayable without penalty. Any amount repaid may not be re-borrowed. On December 12, 2018, $300.0 million was drawn on the 2025 Term Loan. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate ("CDOR") plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At March 31, 2019, the full $300.0 million remained outstanding and the balance, net of deferred financing costs, was $298.8 million.

On December 12, 2018, the Trust entered into a cross currency interest rate swap to exchange the CDOR plus margin interest payments from the 2025 Term Loan for Euro denominated payments at a 2.202% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €198.2 million in exchange for which it will receive $300.0 million on December 12, 2025. As at March 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $9.2 million.

2022 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, the Trust entered into a senior unsecured non-revolving term facility in the amount of US$185.0 million (the "2022 Term Loan") that matures on December 19, 2022. The 2022 Term Loan was available in one US dollar drawdown and is fully prepayable without penalty. Any amount repaid may not be re-borrowed. On December 19, 2018, US$185.0 million was drawn on the 2022 Term Loan. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At March 31, 2019, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs, was $246.6 million.

On December 19, 2018, the Trust entered into a cross currency interest rate swap to exchange the LIBOR plus margin interest payments from the 2022 Term Loan for Euro denominated payments at a 1.225% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €163.0 million in exchange for which it will receive US$185.0 million on December 19, 2022. As at March 31, 2019, the fair value of the cross currency interest rate swap was a net financial asset of $0.1 million.

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures"). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At March 31, 2019, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $398.5 million.

On December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at March 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $32.6 million.

Granite REIT 2019 First Quarter Report 31

2021 Debentures and Cross Currency Interest Rate Swap

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. At March 31, 2019, all of the 2021 Debentures remained outstanding and the balance, net of deferred financing costs, was $249.5 million.

In July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at March 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $13.5 million.

The 2021 Debentures, 2023 Debentures, 2022 Term Loan and 2025 Term Loan rank pari passu with all of the Trust's other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars and the Euro, Canadian and US government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at March 31, 2019, the Trust had no amounts drawn from the credit facility and $0.1 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At March 31, 2019, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite's unsecured debentures, term loans and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at March 31, 2019, Granite was in compliance with all of these covenants.

Credit Ratings

On March 14, 2019, Moody's Investors Service, Inc. ("Moody's") confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. On April 1, 2019, DBRS confirmed the BBB rating on the 2021 Debentures and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

32 Granite REIT 2019 First Quarter Report

Unitholders' Equity

Outstanding Stapled Units

As at May 7, 2019, the Trust had 49,443,103 stapled units issued and outstanding. The increase from the issued and outstanding stapled units of 45,694,103 at March 31, 2019 resulted from the Offering subsequent to quarter-end (see "SIGNIFICANT MATTERS").

Distributions

Granite REIT's monthly distribution to unitholders is currently 23.3 cents per stapled unit. For 2019, based on this current monthly rate, Granite expects to make total annual distributions of $2.80 per stapled unit. Monthly distributions declared to stapled unitholders in the three month periods ended March 31, 2019 and 2018 were $31.9 million or 69.9 cents per stapled unit and $31.4 million or 68.1 cents per stapled unit, respectively. On April 17, 2019, a monthly distribution of $11.5 million or 23.3 cents per stapled unit was declared and will be paid on May 15, 2019.

As a result of the increase in taxable income generated primarily by the sale transactions in 2018, Granite's Board of Trustees declared a special distribution in December 2018 of $1.20 per stapled unit which comprised 30.0 cents per unit payable in cash and 90.0 cents per unit payable by the issuance of stapled units, both of which were paid on January 15, 2019. Immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings ("NP 41-201"), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

For the three months ended March 31,	2019	2018

Net income	$78.3	$72.4

Cash flows provided by operating activities	39.5	37.6
Monthly distributions paid and payable(1)	(31.9)	(31.4)

Cash flows from operating activities in excess of distributions paid and payable(1)	$7.6	$6.2

(1)
Excludes the special distribution paid in January 2019.

Monthly distributions paid for the three month periods ended March 31, 2019 and 2018 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Granite REIT 2019 First Quarter Report 33

Normal Course Issuer Bid

On May 16, 2018, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,939,255 of Granite's issued and outstanding stapled units. The NCIB commenced on May 18, 2018 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 17, 2019. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 16,546 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 16, 2017 to May 15, 2018.

During the three months ended March 31, 2019, Granite repurchased 700 stapled units for consideration of less than $0.1 million at an aggregate average purchase price of $52.96 per unit. During the three months ended March 31, 2018, Granite repurchased 1,036,141 stapled units for consideration of $51.1 million, representing an average purchase price of $49.31.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management's expectations.

Commitments on non-cancellable operating leases that were previously disclosed are recorded as lease obligations on the condensed combined financial statements under IFRS 16, Leases effective January 1, 2019 (see "New Accounting Pronouncements and Developments").

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments and construction and development project commitments. At March 31, 2019, the Trust had $0.1 million in letters of credit outstanding. Additionally, at March 31, 2019, the Trust had contractual commitments related to construction and development projects, the purchase of a property in the United States and the leasehold interest in two properties in Canada amounting in aggregate to approximately $447.4 million. On April 9, 2019, these commitments were reduced by $147.0 million to $300.4 million as a result of the completion of the acquisition of the leasehold interest in two properties in Mississauga, Ontario. The construction and development projects are expected to be completed over the next year. The commitment to purchase the property in the United States is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close in the third quarter of 2019 following construction of the building. Granite expects to fund these commitments through the use of cash on hand, cash from operations and/or Granite's credit facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 17 and 18 to the unaudited condensed combined financial statements for the three month period ended March 31, 2019.

34 Granite REIT 2019 First Quarter Report

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's monthly distributions to stapled unitholders.

Granite REIT 2019 First Quarter Report 35

FFO and AFFO Payout Ratios

For the three months ended March 31,		2019	2018

(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$31.9	$31.4
FFO		40.7	51.3
Add (deduct):
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties		—	(10.4)
Lease termination and close-out fees		(0.3)	(1.0)

FFO adjusted for the above	[B]	$40.4	$39.9
AFFO		39.3	31.1
Add (deduct):
Tenant allowance payment made in connection with a 2014 lease extension at the Eurostar facility in Austria		—	9.1
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties		—	(10.4)
Lease termination and close-out fees		(0.3)	(1.0)

AFFO adjusted for the above	[C]	$39.0	$28.8
FFO payout ratio	[A]/[B]	79%	79%
AFFO payout ratio	[A]/[C]	82%	109%

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see "RESULTS OF OPERATIONS — Net Operating Income"). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite's determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see "RESULTS OF OPERATIONS — Net Operating Income"). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, foreign exchange gains (losses) on the remeasurement of proceeds from the sale of investment properties, fair value gains (losses)

36 Granite REIT 2019 First Quarter Report

on investment properties and financial instruments, acquisition transaction costs, other income relating to a settlement award and gains (losses) on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite's debt agreements and used in calculating the Trust's debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended March 31, 2019 and December 31, 2018	2019	2018

Net income	$471.3	$465.4
Add (deduct):
Lease termination and close-out fees	(0.3)	(1.0)
Interest expense and other financing costs	24.5	22.4
Interest income	(4.4)	(2.6)
Income tax expense	55.5	52.6
Depreciation and amortization	0.4	0.3
Foreign exchange loss (gain) on the remeasurement of US cash proceeds from sale of properties	1.9	(8.5)
Fair value gains on investment properties, net	(372.8)	(354.7)
Fair value losses (gains) on financial instruments	(1.3)	0.5
Loss on sale of investment properties	6.5	6.9
Acquisition transaction costs	8.2	8.0
Other income — settlement award	(2.3)	(2.3)

Adjusted EBITDA	$187.2	$187.0

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust's ability to meet its interest expense obligations (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust's ability to repay outstanding debt using its operating cash flows (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of

Granite REIT 2019 First Quarter Report 37

total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust's degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2018. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms and leases where the property is a large square-footage and/or architecturally specialized. Refer to the "New Accounting Pronouncements and Developments" section for information on the adoption of IFRS 16, Leases effective January 1, 2019.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2018. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates

38 Granite REIT 2019 First Quarter Report

applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three month period ended March 31, 2019. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the "Investment Properties" section and note 4 of the unaudited condensed combined financial statements for the three month period ended March 31, 2019 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2018, except for the adoption of new standards and interpretations effective January 1, 2019. The nature and effect of these changes are disclosed below.

IFRS 16, Leases

In January 2016, the International Accounting Standards Board ("IASB") issued IFRS 16, Leases ("IFRS 16") which replaced International Accounting Standard ("IAS") 17, Leases and its associated interpretative guidance. For contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to finance lease

Granite REIT 2019 First Quarter Report 39

accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains substantially unchanged as the distinction between operating and finance leases is retained.

The Trust has applied IFRS 16 using the modified retrospective approach and, therefore, the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated.

As a lessee

Definition of a lease

Previously, the Trust determined at contract inception whether an arrangement was or contained a lease under IAS 17. The Trust now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Trust applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and associated interpretative guidance were not reassessed as the practical expedient offered under the standard was applied. Therefore, the new definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

In accordance with IFRS 16, at inception or on modification of a contract that contains a lease component, the Trust allocates the consideration in the contract to each lease and non-lease component based on their relative stand-alone prices.

Accounting policy

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date. The Trust presents right-of-use assets that do not meet the definition of investment property in "fixed assets" on the combined balance sheet, the same line item as it presents underlying assets of the same nature that it owns. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is presented in "investment properties" on the combined balance sheet. The right-of-use asset is initially measured at cost and subsequently, it is measured at fair value in accordance with the Trust's accounting policies.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust's incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate. The Trust presents lease liabilities in "lease obligations" on the combined balance sheet.

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Trust has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized. The Trust also applies judgment in determining the discount rate used to present value the lease obligations.

40 Granite REIT 2019 First Quarter Report

Transition

In accordance with IFRS 16, the Trust recognized right-of-use assets and lease obligations for applicable leases except for leases of low-value assets for which the Trust has elected not to recognize right-of-use assets and lease liabilities. The Trust recognizes the lease payments associated with these low-value asset leases as an expense on a straight-line basis over the lease term.

The Trust leases assets related to ground leases, office space and office equipment. Lease obligations were measured at the present value of the remaining lease payments, discounted at the Trust's incremental borrowing rate as at January 1, 2019.

Right-of-use assets are measured at either:

  •
  Their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee's incremental borrowing rate at the date of initial application; or

  •
  An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Trust recognized a right-of-use asset at a value equal to the lease obligation and, therefore, there was no impact to retained earnings as at January 1, 2019.

The Trust used the following additional practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  •
  Applied the exemption not to recognize right-of-use assets and obligations for leases with less than 12 months of lease term;

  •
  Applied the exemption not to allocate the consideration in a contract to each lease and non-lease component;

  •
  Excluded initial direct costs from measuring the right-of-use asset at the date of initial application; and

  •
  Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact on transition

As at March 31, 2019, the Trust had leases for the use of office space, office equipment and two ground leases for the land upon which two income-producing properties in Europe are situated. In accordance with IFRS 16, the Trust recognized these operating leases as right-of-use assets and recorded related lease liability obligations on the condensed combined balance sheet as follows:

	Fixed assets			Investment properties	Lease obligations
	Office space	Office equipment		Ground leases
			Total

Balance at January 1, 2019	$1.7	$0.1	$1.8	$11.8	$13.6
Balance at March 31, 2019	$1.6	$0.1	$1.7	$11.3	$13.0

When measuring lease liabilities for leases that were classified as operating leases, the Trust discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 4.4%.

Granite REIT 2019 First Quarter Report 41

Also in accordance with IFRS 16, the Trust has recognized depreciation and interest costs, instead of operating lease expense. During the three months ended March 31, 2019, the Trust recognized $0.1 million of depreciation and amortization expense and $0.1 million of interest expense from these leases. No depreciation is recognized for the right-of-use asset that meets the definition of investment property.

During the three month period ended March 31, 2019, the Trust did not recognize any additional right-of-use assets or lease liabilities.

As a lessor

The Trust leases its investment properties, including right-of-use assets, to tenants and has determined that the in-place leases as at March 31, 2019 are operating leases. The accounting policies applicable to the Trust as a lessor are in accordance with IAS 17. The Trust is not required to make any adjustments on transition to IFRS 16 for leases in which it is a lessor.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The adoption of this standard did not have an impact on the combined financial statements.

Future Accounting Policy Changes

New accounting standards amended or issued but not yet applicable to the condensed combined financial statements for the three months ended March 31, 2019 are described below. Granite intends to adopt these standards when they become effective.

IFRS 3, Business Combinations

In October 2018, the IASB issued amendments to IFRS 3, Business Combinations. The amendments clarified the definition of a business and provide guidance on whether an acquisition represents a group of assets or a business. The amendments also permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. Distinguishing between a business and a group of assets is important as an acquirer would only recognize goodwill when acquiring a business. The amendments apply to transactions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. Earlier adoption is permitted. The Trust is assessing the impact of these amendments on its combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the first quarter of 2019, there were no changes in the Trust's internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite's AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2018, and remain substantially unchanged in respect of the three month period ended March 31, 2019.

42 Granite REIT 2019 First Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q1'19	Q4'18	Q3'18	Q2'18	Q1'18	Q4'17	Q3'17	Q2'17

Operating highlights(1)(2)
Revenue	$63.4	$59.9	$63.8	$62.1	$61.7	$62.6	$60.8	$60.5
NOI — cash basis(1)	$55.1	$52.9	$56.4	$55.2	$52.3	$56.2	$53.5	$54.2
Fair value gain on investment properties, net	$50.5	$52.9	$141.6	$127.9	$32.3	$185.2	$17.0	$17.2
Net income attributable to stapled unitholders	$78.3	$85.9	$157.8	$149.2	$72.4	$233.6	$51.0	$42.9
Cash provided by operating activities	$39.5	$34.7	$40.6	$45.0	$37.6	$38.2	$40.5	$33.8
FFO(1)	$40.7	$40.9	$39.1	$37.6	$51.3	$41.6	$40.5	$31.6
AFFO(1)	$39.3	$39.8	$37.7	$29.4	$31.1	$32.6	$40.1	$32.5
FFO payout ratio(1)	79%	77%	80%	79%	79%	75%	79%	82%
AFFO payout ratio(1)	82%	79%	82%	99%	109%	95%	80%	80%
Per unit amounts
Diluted FFO(1)	$0.89	$0.90	$0.86	$0.82	$1.11	$0.89	$0.86	$0.67
Diluted AFFO(1)	$0.86	$0.87	$0.82	$0.64	$0.67	$0.69	$0.85	$0.69
Monthly cash distributions paid	$0.70	$0.68	$0.68	$0.68	$0.68	$0.65	$0.65	$0.65
Special distribution paid	$0.30	—	—	—	—	—	—	—
Financial highlights
Investment properties(3)	$3,532.8	$3,425.0	$3,198.0	$3,031.2	$2,916.1	$2,733.6	$2,749.0	$2,758.0
Assets held for sale	$38.7	$44.2	$17.0	$341.4	—	$391.4	—	—
Cash and cash equivalents	$501.0	$658.2	$192.7	$50.1	$273.8	$69.0	$190.9	$196.5
Total debt(4)	$1,261.6	$1,303.2	$715.9	$817.6	$745.7	$741.4	$691.5	$682.7
Diluted weighted average number of units	45.7	45.7	45.8	45.8	46.3	47.0	47.2	47.2
Maintenance or improvement capital expenditures paid(5)	$0.6	$0.7	$1.5	$3.0	$0.4	$1.3	$0.5	$0.3
Leasing costs paid(5)	$0.4	$0.4	$0.5	$2.4	$1.5	$0.4	$0.4	$0.3
Property metrics(3)
Number of income-producing properties	77	80	85	84	85	84	92	92
GLA, square feet	32.8	32.2	32.5	31.8	29.7	29.1	30.2	30.2
Occupancy, by GLA	98.8%	99.1%	97.3%	97.3%	98.7%	98.4%	98.4%	98.1%
Weighted average lease term, years	6.1	6.0	5.9	5.9	6.0	5.9	6.6	6.7

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•
Q1'19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.3 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.3 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•
Q4'18 — Fair value gains on investment properties of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value to the
Granite REIT 2019 First Quarter Report 43

    expected sale price for the multi-purpose properties sold in 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

  •
  Q3'18 — Fair value gain on investment properties of $141.6 million included a compression in discount and terminal capitalization rates and an increase in market rents for properties in Canada, the United States, Germany and the Netherlands resulting from the limited availability and greater market demand for industrial real estate properties.

  •
  Q2'18 — Net income attributable to unitholders, cash provided by operating activities and FFO included a $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties as this item can be a source of variance between periods. Fair value gain on investment properties of $127.9 million included the increase in fair value to the expected sale price of six multi-purpose and special purpose properties classified as assets held for sale in the second quarter of 2018.

  •
  Q1'18 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.0 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property and a $10.4 million foreign exchange gain on the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the aforementioned items as these items can be a source of variance between periods. AFFO included $9.1 million related to the payment of a tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO used to calculate AFFO payout ratio excludes the $9.1 million tenant incentive payment as this cost can be a source of variance between periods.

  •
  Q4'17 — Fair value gain on investment properties of $185.2 million included the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the dispositions.

  •
  Q3'17 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated properties. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees as this revenue can be a source of variance between periods.

  •
  Q2'17 — Net income attributable to unitholders, cash provided by operating activities and FFO included $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $5.9 million proxy contest expenses as this cost can be a source of variance between periods.

(3)
Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.

(4)
The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet and, thereby, included in total debt (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").

(5)
Excludes maintenance or improvement capital expenditures and leasing costs paid related to a $9.1 million tenant incentive allowance for a 2014 lease extension in Graz, Austria and the partially re-leased flex office property in Novi, Michigan (see "INVESTMENT PROPERTIES").

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and

44 Granite REIT 2019 First Quarter Report

similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to strategically redeploy the proceeds from recently sold properties and financing initiatives; Granite's intended use of the net proceeds of the Offering to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga, Ontario; the expected enhancement to the yield of such properties from such potential expansion and rental growth; Granite's ability to dispose of any non-core assets on satisfactory terms; Granite's ability to meet its target occupancy goals; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2018 dated March 6, 2019, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2018 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT 2019 First Quarter Report 45

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three months ended March 31, 2019 and 2018

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	March 31, 2019	December 31, 2018

ASSETS
Non-current assets:
Investment properties	2(c), 4	$3,532,825	$3,424,978
Acquisition deposits	3	33,718	34,288
Deferred tax assets		5,343	5,301
Fixed assets, net	2(c)	2,381	771
Other assets	6	1,604	13,425

		3,575,871	3,478,763
Current assets:
Assets held for sale	5	38,741	44,238
Mortgage receivable	7	16,933	—
Other receivable	7	11,558	—
Accounts receivable		3,869	4,316
Income taxes receivable		237	212
Prepaid expenses and other		2,151	2,510
Restricted cash		473	470
Cash and cash equivalents	14(d)	500,991	658,246

Total assets		$4,150,824	$4,188,755

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	8(a)	$1,193,358	$1,198,414
Cross currency interest rate swaps	8(b)	55,283	104,757
Long-term portion of lease obligations	2(c)	12,331	—
Deferred tax liabilities		305,077	303,965

		1,566,049	1,607,136
Current liabilities:
Deferred revenue	9	7,644	4,290
Accounts payable and accrued liabilities	9	36,013	41,967
Distributions payable	10	10,647	24,357
Short-term portion of lease obligations	2(c)	674	—
Income taxes payable		14,220	14,020

Total liabilities		1,635,247	1,691,770

Equity:
Stapled unitholders' equity	11	2,514,097	2,495,518
Non-controlling interests		1,480	1,467

Total equity		2,515,577	2,496,985

Total liabilities and equity		$4,150,824	$4,188,755

Commitments and contingencies (note 17)
See accompanying notes

48 Granite REIT 2019 First Quarter Report

Condensed Combined Statements of Net Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2019	2018

Rental revenue		$55,848	$53,885
Tenant recoveries	12(a)	7,313	6,774
Lease termination and close-out fees		266	996

Revenue		63,427	61,655
Property operating costs	12(b)	8,236	7,880

Net operating income		55,191	53,775
General and administrative expenses	12(c)	7,874	7,488
Depreciation and amortization	2(c)	214	79
Interest income		(2,869)	(1,144)
Interest expense and other financing costs	12(d)	7,555	5,520
Foreign exchange losses (gains), net	12(e)	470	(11,455)
Fair value gains on investment properties, net	4, 5	(50,481)	(32,310)
Fair value losses on financial instruments	12(f)	101	1,968
Acquisition transaction costs	3	411	158
Loss on sale of investment properties	5	748	1,087

Income before income taxes		91,168	82,384
Income tax expense	13	12,840	9,981

Net income		$78,328	$72,403

Net income attributable to:
Stapled unitholders		$78,255	$72,373
Non-controlling interests		73	30

		$78,328	$72,403

See accompanying notes

Granite REIT 2019 First Quarter Report 49

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2019	2018

Net income		$78,328	$72,403
Other comprehensive (loss) income:
Foreign currency translation adjustment(1)		(82,560)	81,721
Unrealized gain (loss) on net investment hedges, includes income taxes of nil(1)	8(b)	54,192	(37,536)

Total other comprehensive (loss) income		(28,368)	44,185

Comprehensive income		$49,960	$116,588

(1)
Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders	$49,947	$116,491
Non-controlling interests	13	97

	$49,960	$116,588

See accompanying notes

50 Granite REIT 2019 First Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Three Months Ended March 31, 2019

	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2019	45,685	$2,063,778	$95,787	$124,501	$211,452	$2,495,518	$1,467	$2,496,985
Net income	—	—	—	78,255	—	78,255	73	78,328
Other comprehensive loss	—	—	—	—	(28,308)	(28,308)	(60)	(28,368)
Distributions (note 10)	—	—	—	(31,936)	—	(31,936)	—	(31,936)
Special distribution paid in units and immediately consolidated (note 10)	—	41,128	(41,128)	—	—	—	—	—
Units issued under the stapled unit plan (note 11(a))	10	605	—	—	—	605	—	605
Units repurchased for cancellation (note 11(b))	(1)	(32)	(5)	—	—	(37)	—	(37)

As at March 31, 2019	45,694	$2,105,479	$54,654	$170,820	$183,144	$2,514,097	$1,480	$2,515,577

Three Months Ended March 31, 2018

	Number of units (000s)	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2018	46,903	$2,118,460	$60,274	$(160,686)	$118,566	$2,136,614	$1,248	$2,137,862
Net income	—	—	—	72,373	—	72,373	30	72,403
Other comprehensive income	—	—	—	—	44,118	44,118	67	44,185
Distributions (note 10)	—	—	—	(31,430)	—	(31,430)	—	(31,430)
Units issued under the stapled unit plan (note 11(a))	21	1,058	—	—	—	1,058	—	1,058
Units repurchased for cancellation (note 11(b))	(1,036)	(46,801)	(4,294)	—	—	(51,095)	—	(51,095)

As at March 31, 2018	45,888	$2,072,717	$55,980	$(119,743)	$162,684	$2,171,638	$1,345	$2,172,983

See accompanying notes

Granite REIT 2019 First Quarter Report 51

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2019	2018

OPERATING ACTIVITIES
Net income		$78,328	$72,403
Items not involving operating cash flows	14(a)	(35,921)	(23,967)
Leasing commissions paid		(224)	(1,732)
Tenant incentives paid		(179)	(9,097)
Current income tax expense	13(a)	1,919	1,993
Income taxes paid		(1,238)	(910)
Interest expense		7,206	4,985
Interest paid		(6,205)	(3,856)
Changes in working capital balances	14(b)	(4,217)	(2,278)

Cash provided by operating activities		39,469	37,541

INVESTING ACTIVITIES
Investment properties:
Property acquisitions	3	(163,664)	(50,736)
Proceeds from disposals, net	5	26,263	356,479
Capital expenditures
— Maintenance or improvements		(1,225)	(8,803)
— Developments or expansions		(3,976)	(805)
Acquisition deposits		—	(21,360)
Fixed asset additions		(38)	(27)

Cash (used in) provided by investing activities		(142,640)	274,748

FINANCING ACTIVITIES
Monthly distributions paid		(31,936)	(31,660)
Special distribution paid	10	(13,710)	—
Repayment of lease obligations	2(c)	(263)	—
Proceeds from bank indebtedness		—	29,000
Repayments of bank indebtedness		—	(61,763)
Financing costs paid		(25)	(1,456)
Repurchase of stapled units	11(b)	(37)	(51,093)

Cash used in financing activities		(45,971)	(116,972)

Effect of exchange rate changes on cash and cash equivalents		(8,113)	9,434

Net (decrease) increase in cash and cash equivalents during the period		(157,255)	204,751
Cash and cash equivalents, beginning of period		658,246	69,019

Cash and cash equivalents, end of period		$500,991	$273,770

See accompanying notes

52 Granite REIT 2019 First Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, in addition to tenants from various other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on May 7, 2019.

2. SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three month period ended March 31, 2019 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2018.

(b)
Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

Granite REIT 2019 First Quarter Report 53

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Accounting Policies and New Standards Adopted

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust's annual combined financial statements and the notes thereto for the years ended December 31, 2018 and 2017, except for the adoption of the following new standards and interpretations effective January 1, 2019. As required by IAS 34, the nature and effect of these changes are disclosed below:

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaced IAS 17, Leases and its associated interpretative guidance. For contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains substantially unchanged as the distinction between operating and finance leases is retained.

The Trust has applied IFRS 16 using the modified retrospective approach, and therefore the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated.

As a lessee

Definition of a lease

Previously, the Trust determined at contract inception whether an arrangement was or contained a lease under IAS 17. The Trust now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Trust applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and associated interpretative guidance were not reassessed as the practical expedient offered under the standard was applied. Therefore, the new definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

In accordance with IFRS 16, at inception or on modification of a contract that contains a lease component, the Trust allocates the consideration in the contract to each lease and non-lease component based on their relative stand-alone prices.

Accounting policy

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date. The Trust presents right-of-use assets that do not meet the definition of investment property in "fixed assets" on the combined balance sheet, the same line item as it presents underlying assets of the same nature that it owns. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is presented in "investment properties" on the combined balance sheet. The right-of-use asset is initially measured at cost and subsequently, it is measured at fair value in accordance with the Trust's accounting policies.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust's incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate. The Trust presents lease liabilities in "lease obligations" on the combined balance sheet.

54 Granite REIT 2019 First Quarter Report

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Trust has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized. The Trust also applies judgment in determining the discount rate used to present value the lease obligations.

Transition

In accordance with IFRS 16, the Trust recognized right-of-use assets and lease obligations for applicable leases except for leases of low-value assets for which the Trust has elected not to recognize right-of-use assets and lease liabilities. The Trust recognizes the lease payments associated with these low-value asset leases as an expense on a straight-line basis over the lease term.

The Trust leases assets related to ground leases, office space and office equipment. Lease obligations were measured at the present value of the remaining lease payments, discounted at the Trust's incremental borrowing rate as at January 1, 2019.

Right-of-use assets are measured at either:

•
Their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee's incremental borrowing rate at the date of initial application; or

•
An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Trust recognized a right-of-use asset at a value equal to the lease obligation and, therefore, there was no impact to retained earnings as at January 1, 2019.

The Trust used the following additional practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•
Applied the exemption not to recognize right-of-use assets and obligations for leases with less than 12 months of lease term;

•
Applied the exemption not to allocate the consideration in a contract to each lease and non-lease component;

•
Excluded initial direct costs from measuring the right-of-use asset at the date of initial application; and

•
Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact on transition

As at March 31, 2019, the Trust had leases for the use of office space, office equipment and two ground leases for the land upon which two income-producing properties in Europe are situated. In accordance with

Granite REIT 2019 First Quarter Report 55

IFRS 16, the Trust recognized these operating leases as right-of-use assets and recorded related lease liability obligations as follows:

	Fixed assets			Investment properties	Lease obligations
	Office space	Office equipment	Total	Ground leases

Balance at January 1, 2019	$1,780	$46	$1,826	$11,801	$13,627
Balance at March 31, 2019	$1,624	$43	$1,667	$11,323	$13,005

When measuring lease liabilities for leases that were classified as operating leases, the Trust discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 4.4%.

Also in accordance with IFRS 16, the Trust has recognized depreciation and interest costs, instead of operating lease expense. During the three months ended March 31, 2019, the Trust recognized $0.1 million of depreciation and amortization expense and $0.1 million of interest expense from these leases. No depreciation is recognized for the right-of-use asset that meets the definition of investment property.

During the three month period ended March 31, 2019, the Trust did not recognize any additional right-of-use assets or lease liabilities.

Future minimum lease payments as at March 31, 2019 in aggregate and for the next five years and thereafter are as follows:

Remainder of 2019	$532
2020	669
2021	648
2022	397
2023	183
2024 and thereafter	10,576

$13,005

The lease commitments as at December 31, 2018 comprised $27.2 million related to two ground leases in Europe with annual payments of $0.5 million and $0.1 million expiring in 2049 and 2096, respectively, and $1.6 million related to certain other operating leases. On January 1, 2019, the Trust recognized lease obligations on the combined balance sheet of $13.6 million for these aforementioned lease commitments which include the impact from present value discounting of $15.4 million and certain other adjustments of $0.2 million.

As a lessor

The Trust leases its investment properties, including right-of-use assets, to tenants and has determined that the in-place leases as at March 31, 2019 are operating leases. The accounting policies applicable to the Trust as a lessor are in accordance with IAS 17. The Trust is not required to make any adjustments on transition to IFRS 16 for leases in which it is a lessor.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual

56 Granite REIT 2019 First Quarter Report

periods beginning on or after January 1, 2019. The adoption of this standard did not have an impact on the combined financial statements.

(d)
Future Accounting Policy Changes

IFRS 3, Business Combinations

In October 2018, the IASB issued amendments to IFRS 3, Business Combinations. The amendments clarified the definition of a business and provide guidance on whether an acquisition represents a group of assets or a business. The amendments also permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. Distinguishing between a business and a group of assets is important as an acquirer would only recognize goodwill when acquiring a business. The amendments apply to transactions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. Earlier adoption is permitted. The Trust is assessing the impact of these amendments on its combined financial statements.

3. ACQUISITIONS

During the three month periods ended March 31, 2019 and 2018, Granite acquired income-producing properties consisting of the following:

Business Combination — Income-Producing Properties:

Acquisitions During the Three Months Ended March 31, 2019

Property	Location	Date acquired	Property purchase price

201 Sunridge Boulevard	Wilmer, TX	March 1, 2019	$58,087
3501 North Lancaster Hutchins Road	Lancaster, TX	March 1, 2019	106,120

Total purchase price			$164,207

During the three month period ended March 31, 2019, the Trust recognized $1.1 million of revenue and $0.8 million of net income related to the aforementioned acquisitions. Had these acquisitions occurred on January 1, 2019, the Trust would have recognized proforma revenue and net income of approximately $3.4 million and $2.5 million, respectively, during the three month period ended March 31, 2019.

Acquisition During the Three Months Ended March 31, 2018

Property	Location	Date acquired	Property purchase price

3870 Ronald Reagan Parkway	Plainfield, IN	March 23, 2018	$50,835

Total purchase price			$50,835

During the three month period ended March 31, 2018, the Trust recognized revenue and net income of $0.1 million, respectively, related to the aforementioned acquisition. Had this acquisition occurred on January 1, 2018, the Trust would have recognized proforma revenue and net income of approximately $0.8 million and $0.5 million, respectively, during the three month period ended March 31, 2018.

Granite REIT 2019 First Quarter Report 57

The following table summarizes the total consideration paid for the income-producing property acquisitions and the fair value of the total identifiable net assets acquired at the acquisition dates:

	Acquisitions During Three Months Ended March 31,
	2019	2018

Purchase consideration
Cash on hand	$163,664	$50,736

Total cash consideration paid	$163,664	$50,736

Recognized amounts of identifiable net assets acquired measured at their respective fair values:
Investment properties	$164,207	$50,835
Working capital	(543)	(99)

Total identifiable net assets	$163,664	$50,736

During the three month period ended March 31, 2019, the Trust incurred $0.3 million (2018 — $0.1 million) of legal and advisory costs associated with the aforementioned completed acquisitions. The Trust incurred an additional $0.1 million (2018 — $0.1 million) of costs related to pursuing other acquisition opportunities. These costs are included in acquisition transaction costs in the condensed combined statements of net income.

Acquisition Deposits

As at March 31, 2019, Granite had made deposits of $33.7 million relating to property acquisitions. A deposit of $7.0 million was made to acquire the leasehold interest in two income-producing properties located in Mississauga, Ontario. Subsequent to March 31, 2019, Granite acquired the leasehold interest in the two properties for total consideration of $154.0 million. A deposit of $26.7 million (US$20.0 million) was also made in connection with a contractual commitment to acquire a property under development in the state of Texas. This commitment to purchase the property under development is subject to specific confidentiality provisions and customary closing conditions including certain purchase rights in favour of the tenant and is expected to close concurrently with the lease commencement in the third quarter of 2019 following construction of the building. These contractual commitments as at March 31, 2019 are included in the commitments and contingencies note (note 17(b)).

4. INVESTMENT PROPERTIES

As at	March 31, 2019	December 31, 2018

Income-producing properties	$3,511,651	$3,403,985
Properties under development	17,335	17,009
Land held for development	3,839	3,984

	$3,532,825	$3,424,978

58 Granite REIT 2019 First Quarter Report

Changes in investment properties are shown in the following table:

	Three Months Ended March 31, 2019			Year Ended December 31, 2018
	Income- producing properties	Properties under development	Land held for development	Income- producing properties	Properties under development	Land held for development

Balance, beginning of period	$3,403,985	$17,009	$3,984	$2,714,684	$—	$18,884
Ground leases(1) (note 2(c))	11,801	—	—	—	—	—

Adjusted balance, beginning of period	$3,415,786	$17,009	$3,984	$2,714,684	$—	$18,884
Additions
— Capital expenditures:
Maintenance or improvements	929	—	—	8,164	—	—
Developments or expansions	3,007	919	—	19,986	287	66
— Acquisitions (note 3)	164,207	—	—	542,998	—	1,232
— Leasing commissions	—	—	—	3,340	—	—
— Tenant incentives	180	—	—	816	—	—
Transfers to properties under development	—	—	—	(12,206)	16,473	(4,267)
Fair value gains, net	50,251	—	—	353,258	—	1,253
Foreign currency translation, net	(83,855)	(593)	(145)	147,336	249	196
Amortization of straight-line rent	1,149	—	—	4,274	—	—
Amortization of tenant incentives	(1,306)	—	—	(5,402)	—	—
Other changes	44	—	—	(972)	—	—
Classified as assets held for sale (note 5)	(38,741)	—	—	(372,291)	—	(13,380)

Balance, end of period	$3,511,651	$17,335	$3,839	$3,403,985	$17,009	$3,984

(1)
Impact of adoption of IFRS 16, Leases effective January 1, 2019.

During the three months ended March 31, 2019, the Trust disposed of six properties previously classified as assets held for sale for aggregate gross proceeds of $43.8 million (note 5). The fair value gains during the three month period ended March 31, 2019, excluding the six properties sold in the period, were $50.3 million. As at March 31, 2019, five properties with an aggregate fair value of $38.7 million were classified as assets held for sale (note 5).

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the

Granite REIT 2019 First Quarter Report 59

properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Included in investment properties is $15.6 million (December 31, 2018 — $14.8 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases (excluding assets held for sale) as at March 31, 2019 are as follows:

Not later than 1 year	$222,673
Later than 1 year and not later than 5 years	761,673
Later than 5 years	512,520

$1,496,866

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	March 31, 2019(1)			December 31, 2018(1)
	Maximum	Minimum	Weighted average(2)	Maximum	Minimum	Weighted average(2)

Canada
Discount rate	7.75%	5.00%	5.60%	7.75%	5.00%	5.63%
Terminal capitalization rate	7.00%	5.00%	5.91%	7.00%	5.00%	6.01%
United States
Discount rate	8.75%	5.00%	6.49%	10.00%	5.75%	6.68%
Terminal capitalization rate	8.00%	5.25%	6.44%	9.75%	5.25%	6.46%
Germany
Discount rate	8.25%	5.75%	6.96%	8.25%	5.70%	6.89%
Terminal capitalization rate	8.75%	5.00%	6.60%	8.75%	5.25%	6.89%
Austria
Discount rate	10.00%	7.50%	8.42%	10.00%	8.00%	8.37%
Terminal capitalization rate	9.75%	6.75%	7.59%	10.00%	7.00%	7.88%
Netherlands
Discount rate	6.00%	5.20%	5.66%	6.50%	5.70%	5.93%
Terminal capitalization rate	8.26%	6.00%	6.75%	7.45%	6.00%	6.48%
Other
Discount rate	9.50%	6.75%	8.33%	9.50%	6.75%	8.23%
Terminal capitalization rate	10.00%	6.50%	8.42%	10.00%	6.75%	8.48%
Total
Discount rate	10.00%	5.00%	6.81%	10.00%	5.00%	6.90%
Terminal capitalization rate	10.00%	5.00%	6.68%	10.00%	5.00%	6.81%

(1)
Excludes assets held for sale at the respective period end (note 5).
(2)
Weighted based on income-producing property fair value.
60 Granite REIT 2019 First Quarter Report

5. ASSETS HELD FOR SALE AND DISPOSITIONS

Assets Held for Sale

At March 31, 2019, five investment properties located in the United States are classified as assets held for sale. The five properties, having an aggregate fair value of $38.7 million, consist of the following:

Property	Location	Fair value

Michigan properties (five properties):
6151 Bancroft Avenue	Alto, MI
3501 John F Donnelly Drive	Holland, MI
3575 128th Avenue	Holland, MI
3601 John F Donnelly Drive	Holland, MI
1800 Hayes Street	Grand Haven, MI	$38,741

Dispositions

During the three month period ended March 31, 2019, six properties located in Canada and the United States previously classified as assets held for sale at December 31, 2018 were disposed. The properties consist of the following:

Property	Location	Date disposed	Sale price

3 Walker Drive	Brampton, ON	January 15, 2019	$13,380
Iowa properties (four properties):
403 S 8th Street	Montezuma, IA
1951 A Avenue	Victor, IA
408 N Maplewood Avenue	Williamsburg, IA
411 N Maplewood Avenue	Williamsburg, IA	February 25, 2019	22,323
375 Edward Street	Richmond Hill, ON	February 27, 2019	8,050

			$43,753

The gross proceeds of $22.3 million (US$16.9 million) for the four properties in Iowa included a vendor take-back mortgage of $16.9 million (US$12.7 million) (note 7).

The following table summarizes the fair value changes in properties classified as assets held for sale:

	Three Months Ended March 31, 2019	Year Ended December 31, 2018

Balance, beginning of period	$44,238	$391,453
Fair value gains, net	230	196
Foreign currency translation, net	(715)	(3,466)
Disposals	(43,753)	(729,608)
Classified as assets held for sale from investment properties (note 4)	38,741	385,671
Other	—	(8)

Balance, end of period	$38,741	$44,238

Granite REIT 2019 First Quarter Report 61

During the three month period ended March 31, 2019, Granite incurred $0.7 million (2018 — $1.1 million) of broker commissions and legal and advisory costs associated with the disposal or planned disposal of the assets held for sale which are included in loss on sale of investment properties on the condensed combined statements of net income.

6. OTHER ASSETS

Other assets consist of:

As at	March 31, 2019	December 31, 2018

Deferred financing costs associated with the revolving credit facility	$1,119	$1,172
Long-term receivables	428	448
Long-term proceeds receivable associated with a property disposal (note 7)	—	11,805
2022 Cross Currency Interest Rate Swap (note 8(b))	57	—

	$1,604	$13,425

7. CURRENT ASSETS

Mortgage Receivable

On February 25, 2019, four income-producing properties in Iowa, United States were sold for gross proceeds of $22.3 million (US$16.9 million), which included a vendor take-back mortgage of $16.9 million (US$12.7 million). The mortgage receivable bears interest at 5.25% per annum, matures on May 25, 2019 and is secured by the four properties disposed of (note 5).

Other Receivable

As at March 31, 2019, other receivable includes $11.6 million (US$8.7 million) of proceeds receivable associated with the disposal of a property in South Carolina in September 2018 that is expected to be received in the first quarter of 2020. The estimated sale price for the property was determined using an income approach that assumed a forecast consumer price index inflation factor at the date of disposition. Accordingly, the proceeds receivable is subject to change and will be dependent upon the actual consumer price index inflation factor as at December 31, 2019. At December 31, 2018, the proceeds receivable was $11.8 million (US$8.7 million) and was recorded in other assets (note 6).

62 Granite REIT 2019 First Quarter Report

8. UNSECURED DEBT AND CROSS CURRENCY INTEREST RATE SWAPS
(a)
Unsecured Debentures and Term Loans, Net

As at		March 31, 2019		December 31, 2018

	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding

2021 Debentures	July 5, 2021	$249,479	$250,000	$249,424	$250,000
2023 Debentures	November 30, 2023	398,505	400,000	398,425	400,000
2022 Term Loan(2)	December 19, 2022	246,615	247,142	251,853	252,414
2025 Term Loan	December 12, 2025	298,759	300,000	298,712	300,000

		$1,193,358	$1,197,142	$1,198,414	$1,202,414

(1)
The amounts outstanding are net of deferred financing costs. The deferred financing costs are amortized using the effective interest method and recorded in interest expense.
(2)
The term loan maturing on December 19, 2022 is denominated in US dollars and was originally drawn in the amount of US$185.0 million. As at March 31, 2019 and December 31, 2018, US$185.0 million remains outstanding.
(b)
Cross Currency Interest Rate Swaps

As at	March 31, 2019	December 31, 2018

Financial asset at fair value
2022 Cross Currency Interest Rate Swap (note 6)	$57	$—

Financial liabilities at fair value
2021 Cross Currency Interest Rate Swap	$13,548	$26,877
2023 Cross Currency Interest Rate Swap	32,556	56,922
2022 Cross Currency Interest Rate Swap	—	3,826
2025 Cross Currency Interest Rate Swap	9,179	17,132

	$55,283	$104,757

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% semi-annual interest payments from the debentures that mature in 2021 ("2021 Debentures") for Euro denominated payments at a 2.68% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021.

On December 20, 2016, the Trust entered into a cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") to exchange the 3.873% semi-annual interest payments from the debentures that mature in 2023 ("2023 Debentures") for Euro denominated payments at a 2.43% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023.

On December 19, 2018, the Trust entered into a cross currency interest rate swap (the "2022 Cross Currency Interest Rate Swap") to exchange the LIBOR plus margin monthly interest payments from the term loan that matures in 2022 ("2022 Term Loan") for Euro denominated payments at a 1.225% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €163.0 million in exchange for which it will receive US$185.0 million on December 19, 2022. As at March 31, 2019, the fair value of the

Granite REIT 2019 First Quarter Report 63

2022 Cross Currency Interest Rate Swap was a net financial asset and is included in other assets on the condensed combined balance sheet.

On December 12, 2018, the Trust entered into a cross currency interest rate swap (the "2025 Cross Currency Interest Rate Swap") to exchange the CDOR plus margin monthly interest payments from the term loan that matures in 2025 ("2025 Term Loan") for Euro denominated payments at a 2.202% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €198.2 million in exchange for which it will receive $300.0 million on December 12, 2025.

The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. In addition, the Trust has on occasion designated its US dollar draws from the credit facility as net investment hedges of its investment in the US operations. The effectiveness of the hedges are assessed quarterly. For the three month period ended March 31, 2019, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps and the foreign exchange gains or losses on the outstanding 2022 Term Loan are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the condensed combined statements of net income.

9. CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at March 31, 2019, the Trust had no amounts (December 31, 2018 — nil) drawn from the credit facility and $0.1 million (December 31, 2018 — $0.1 million) in letters of credit issued against the facility.

64 Granite REIT 2019 First Quarter Report

Accounts Payable and Accrued Liabilities

As at	March 31, 2019	December 31, 2018

Accounts payable	$6,400	$5,352
Accrued salaries, incentives and benefits	2,967	5,364
Accrued interest payable	8,075	6,606
Accrued construction payable	2,076	2,429
Accrued professional fees	2,505	2,910
Accrued employee unit-based compensation	3,213	3,193
Accrued trustee/director unit-based compensation	3,078	2,330
Accrued property operating costs	1,879	2,013
Accrued land transfer tax in connection with an acquisition	—	5,499
Accrued leasing commissions	182	407
Accrual associated with a property disposal	2,004	2,047
Other accrued liabilities	3,634	3,817

	$36,013	$41,967

In connection with the disposal of a property in South Carolina in September 2018, Granite has retained an obligation to make certain repairs to the building. Accordingly, as at March 31, 2019, a liability of approximately $2.0 million (December 31, 2018 — $2.0 million) is recorded in the condensed combined balance sheet. The estimated amount was determined using a third-party report but can change over time as the repairs are completed.

10. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended March 31, 2019 were $31.9 million (2018 — $31.4 million) or 69.9 cents per stapled unit (2018 — 68.1 cents per stapled unit). Distributions payable at March 31, 2019 of $10.6 million, representing the March 2019 distribution, were paid on April 15, 2019. Distributions payable at December 31, 2018 of $24.3 million were paid on January 15, 2019 and represented the December 2018 monthly distributions of $10.6 million and the cash portion of a special distribution of $13.7 million (30.0 cents per stapled unit).

A special distribution was declared in December 2018 of $1.20 per stapled unit, which comprised of 30.0 cents per unit payable in cash and 90.0 cents per unit payable by the issuance of stapled units. On January 15, 2019, immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution. The special distribution declared of $41.1 million was recorded to contributed surplus in December 2018, in accordance with IAS 32, Financial Instruments: Presentation, as the Trust was settling the distribution with a fixed number of its own equity instruments. In January 2019, upon the issuance of the stapled units, the stapled units account increased and contributed surplus decreased by $41.1 million, respectively.

On April 17, 2019, distributions of $11.5 million or 23.3 cents per stapled unit were declared and will be paid on May 15, 2019.

Granite REIT 2019 First Quarter Report 65

11. STAPLED UNITHOLDERS' EQUITY
(a)
Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at March 31, 2019 and December 31, 2018, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each non-employee director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2019		2018
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

DSUs outstanding, January 1	44	$46.01	28	$41.88
Granted	4	54.13	4	50.31

DSUs outstanding, March 31	48	$46.74	32	$43.01

Executive Deferred Stapled Unit Plan

The Trust has an Executive Share Unit Plan (the "Restricted Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2019		2018
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

Restricted stapled units outstanding, January 1	117	$50.34	106	$43.32
New grants(1)	41	60.63	22	50.13
Forfeited	(1)	47.06	—	—
Settled in cash	(12)	45.10	—	—
Settled in stapled units	(10)	45.10	(21)	40.42

Restricted stapled units outstanding, March 31(1)	135	$54.39	107	$43.41

(1)
New grants include 9,418 performance based units granted during the three month period ended March 31, 2019 (2018 — nil). Total stapled units outstanding at March 31, 2019 include a total of 13,148 performance based units granted (March 31, 2018 — nil).
66 Granite REIT 2019 First Quarter Report

The Trust's unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended March 31,
	2019	2018

DSPs for trustees/directors	$748	$252
Restricted Stapled Unit Plan for executives and employees	1,425	958

Unit-based compensation expense	$2,173	$1,210

Fair value remeasurement expense included in the above	$1,209	$217

(b)
Normal Course Issuer Bid

On May 16, 2018, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,939,255 of Granite's issued and outstanding stapled units. The NCIB commenced on May 18, 2018 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 17, 2019. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 16,546 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 16, 2017 to May 15, 2018.

During the three month period ended March 31, 2019, Granite repurchased 700 stapled units (2018 — 1,036,141 stapled units) for consideration of less than $0.1 million (2018 — $51.1 million). The difference between the repurchase price and the average cost of the stapled units of less than $0.1 million (2018 — $4.3 million) was recorded to contributed surplus.

(c)
Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at March 31,	2019	2018

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$242,930	$265,172
Fair value losses on derivatives designated as net investment hedges	(59,786)	(102,488)

	$183,144	$162,684

(1)
Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.
Granite REIT 2019 First Quarter Report 67

12. RECOVERIES, COSTS AND EXPENSES
(a)
Tenant recoveries revenue consists of:

	Three Months Ended March 31,
	2019	2018

Property taxes	$4,684	$5,217
Property insurance	518	536
Operating costs	2,111	1,021

	$7,313	$6,774

(b)
Property operating costs consist of:

	Three Months Ended March 31,
	2019	2018

Non-recoverable from tenants:
Property taxes and utilities	$400	$163
Legal	86	182
Consulting	22	12
Environmental and appraisals	51	187
Repairs and maintenance	246	100
Ground rents	—	168
Other	185	156

	$990	$968

Recoverable from tenants:
Property taxes and utilities	$4,968	$5,522
Property insurance	526	521
Repairs and maintenance	503	283
Property management fees	424	235
Other	825	351

	$7,246	$6,912

Property operating costs	$8,236	$7,880

68 Granite REIT 2019 First Quarter Report

(c)
General and administrative expenses consist of:

	Three Months Ended March 31,
	2019	2018

Salaries, incentives and benefits	$3,011	$4,442
Audit, legal and consulting	1,334	800
Trustee/director fees and related expenses	284	303
Unit-based compensation including distributions and revaluations	1,946	1,012
Other public entity costs	444	400
Office rents including property taxes and common area maintenance costs	81	224
Other	774	307

	$7,874	$7,488

(d)
Interest expense and other financing costs consist of:

	Three Months Ended March 31,
	2019	2018

Interest and amortized issuance costs relating to debentures and term loans	$6,923	$4,588
Amortization of deferred financing costs and other interest expense and charges	489	932
Interest expense related to lease obligations (note 2(c))	143	—

	$7,555	$5,520

(e)    For the three month period ended March 31, 2018, foreign exchange gains (losses) included a $10.4 million foreign exchange gain due to the remeasurement of the US dollar proceeds from the sale of three investment properties in January 2018.

(f)
Fair value losses on financial instruments consist of:

	Three Months Ended March 31,
	2019	2018

Foreign exchange forward contracts, net	$101	$1,968

Granite REIT 2019 First Quarter Report 69

13. INCOME TAXES

(a)    The major components of the income tax expense are:

	Three Months Ended March 31,
	2019	2018

Current income tax expense	$1,919	$1,993
Deferred income tax expense	10,921	7,988

Income tax expense	$12,840	$9,981

(b)    The effective income tax rate reported in the condensed combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended March 31,
	2019	2018

Income before income taxes	$91,168	$82,384

Expected income taxes at the Canadian statutory tax rate of 26.5% (2018 — 26.5%)	$24,160	$21,832
Income distributed and taxable to unitholders	(9,859)	(11,920)
Net foreign rate differentials	(1,907)	(1,387)
Net change in provisions for uncertain tax positions	363	440
Net permanent differences	14	(42)
Withholding taxes and other	69	1,058

Income tax expense	$12,840	$9,981

14. DETAILS OF CASH FLOWS

(a)    Items not involving operating cash flows are shown in the following table:

	Three Months Ended March 31,
	2019	2018

Straight-line rent amortization	$(1,149)	$(1,915)
Tenant incentive amortization	1,306	1,392
Unit-based compensation expense (note 11(a))	2,173	1,210
Fair value gains on investment properties	(50,481)	(32,310)
Unrealized foreign exchange gain	—	(6,406)
Depreciation and amortization	214	79
Fair value losses on financial instruments	101	1,968
Loss on sale of investment properties	748	1,087
Amortization of issuance costs relating to debentures and term loans	217	135
Amortization of deferred financing costs	78	263
Deferred income taxes	10,921	7,988
Other	(49)	2,542

	$(35,921)	$(23,967)

70 Granite REIT 2019 First Quarter Report

(b)    Changes in working capital balances are shown in the following table:

	Three Months Ended March 31,
	2019	2018

Accounts receivable	$353	$(5,501)
Prepaid expenses and other	273	6
Accounts payable and accrued liabilities	(8,310)	(2,881)
Deferred revenue	3,467	6,100
Restricted cash	—	(2)

	$(4,217)	$(2,278)

(c)    Non-cash investing and financing activities

The condensed combined statement of cash flows for the period ended March 31, 2019 does not include sale proceeds of $16.9 million settled with a vendor take-back mortgage for properties disposed in February 2019 (note 7). During the three month period ended March 31, 2018, proceeds of $30.0 million for seven properties sold in January 2018 were settled with a vendor take-back mortgage and are not included in the condensed combined statement of cash flows. The condensed combined statement of cash flows for the period ended March 31, 2019 does not include the issuance and consolidation of stapled units associated with the special distribution in the amount of $41.1 million. In addition, during the three month period ended March 31, 2019, 10 thousand stapled units (2018 — 21 thousand stapled units) with a value of $0.6 million (2018 — $1.1 million) were issued under the Restricted Stapled Unit Plan (note 11(a)) and are not recorded in the condensed combined statements of cash flows.

(d)    Cash and cash equivalents consist of:

As at	March 31, 2019	December 31, 2018

Cash	$466,805	$534,975
Short-term deposits	34,186	123,271

	$500,991	$658,246

Granite REIT 2019 First Quarter Report 71

15. FAIR VALUE AND RISK MANAGEMENT
(a)
Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at March 31, 2019 and December 31, 2018:

As at	March 31, 2019			December 31, 2018

	Carrying Value		Fair Value	Carrying Value		Fair Value

Financial assets
Other assets	$428	(1)	$428	$12,253	(1)	$12,253
Other assets	57	(2)	57	—		—
Mortgage receivable	16,933		16,933	—		—
Other receivable	11,558		11,558	—		—
Accounts receivable	3,869		3,869	4,316		4,316
Prepaid expenses and other	—		—	111	(3)	111
Restricted cash	473		473	470		470
Cash and cash equivalents	500,991		500,991	658,246		658,246

	$534,309		$534,309	$675,396		$675,396

Financial liabilities
Unsecured debentures, net	$647,984		$669,185	$647,849		$654,365
Unsecured term loans, net	545,374		545,374	550,565		550,565
Cross currency interest rate swaps	55,283		55,283	104,757		104,757
Accounts payable and accrued liabilities	36,013		36,013	41,957		41,957
Accounts payable and accrued liabilities	—		—	10	(4)	10
Distributions payable	10,647		10,647	24,357		24,357

	$1,295,301		$1,316,502	$1,369,495		$1,376,011

(1)
Long-term receivables included in other assets (note 6).
(2)
The 2022 Cross Currency Interest Rate Swap included in other assets (note 6).
(3)
Foreign exchange forward contracts included in prepaid expenses.
(4)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

The fair values of the Trust's mortgage receivable, accounts receivable, restricted cash, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivables included in other assets approximate their carrying amounts as the receivables bear interest at rates comparable to the current market rates. The fair value of the other receivable associated with proceeds from a 2018 property disposal approximates its carrying amount as the amount is revalued at each reporting period. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the term loans approximate their carrying amounts as the term loans bear interest at rates comparable to the current market rates and were recently drawn. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties. The fair value of the foreign exchange forward contracts approximate their carrying value as the asset or liability is revalued at the reporting date.

The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At March 31, 2019, the Trust did not have any foreign exchange forward contracts outstanding (December 31, 2018 —

72 Granite REIT 2019 First Quarter Report

three contracts outstanding). For the three month period ended March 31, 2019, the Trust recorded a net fair value loss of $0.1 million (2018 — $2.0 million) related to foreign exchange forward contracts (note 12(f)).

(b)
Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2019	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$3,532,825
Assets held for sale	—	—	38,741
Short-term proceeds receivable associated with a property disposal included in other receivable (note 7)	—	—	11,558
Cross currency interest rate swap included in other assets	—	57	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	669,185	—	—
Unsecured term loans, net	—	545,374	—
Cross currency interest rate swaps	—	55,283	—

Net assets (liabilities) measured or disclosed at fair value	$(669,185)	$(600,600)	$3,583,124

Granite REIT 2019 First Quarter Report 73

As at December 31, 2018	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$3,424,978
Assets held for sale	—	—	44,238
Long-term proceeds receivable associated with a property disposal included in other assets (note 6)	—	—	11,805
Short-term proceeds receivable associated with a property disposal included in accounts receivable			231
Foreign exchange forward contracts included in prepaid expenses and other	—	111	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	654,365	—	—
Unsecured term loans, net		550,565
Cross currency interest rate swaps	—	104,757	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	10	—

Net assets (liabilities) measured or disclosed at fair value	$(654,365)	$(655,221)	$3,481,252

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three month period ended March 31, 2019 and the year ended December 31, 2018, there were no transfers between the levels.

(c)
Risk Management

Foreign exchange risk

As at March 31, 2019, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At March 31, 2019, the Trust's foreign currency denominated net assets are $2.7 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $14.7 million and $12.3 million, respectively, to comprehensive income.

74 Granite REIT 2019 First Quarter Report

16. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at March 31, 2019

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$3,532,825			$3,532,825
Investment in Granite LP(1)	—	18	(18)	—
Other non-current assets	43,046			43,046

	3,575,871	18	(18)	3,575,871
Current assets:
Assets held for sale	38,741			38,741
Other current assets	35,160	61		35,221
Intercompany receivable(2)	—	7,204	(7,204)	—
Cash and cash equivalents	500,919	72		500,991

Total assets	$4,150,691	7,355	(7,222)	$4,150,824

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,193,358			$1,193,358
Other non-current liabilities	372,691			372,691

	1,566,049			1,566,049
Current liabilities:
Intercompany payable(2)	7,204		(7,204)	—
Other current liabilities	61,861	7,337		69,198

Total liabilities	1,635,114	7,337	(7,204)	1,635,247

Equity:
Stapled unitholders' equity	2,514,079	18		2,514,097
Non-controlling interests	1,498		(18)	1,480

Total liabilities and equity	$4,150,691	7,355	(7,222)	$4,150,824

(1)
Granite REIT Holdings Limited Partnership ("Granite LP") is 100% owned by Granite REIT and Granite GP.
(2)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2019 First Quarter Report 75

Balance Sheet	As at December 31, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$3,424,978			$3,424,978
Investment in Granite LP(1)	—	17	(17)	—
Other non-current assets	53,785			53,785

	3,478,763	17	(17)	3,478,763
Current assets:
Assets held for sale	44,238			44,238
Other current assets	7,462	46		7,508
Intercompany receivable(2)	—	7,130	(7,130)	—
Cash and cash equivalents	657,432	814		658,246

Total assets	$4,187,895	8,007	(7,147)	$4,188,755

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$1,198,414			$1,198,414
Other non-current liabilities	408,722			408,722

	1,607,136			1,607,136
Current liabilities:
Intercompany payable(2)	7,130		(7,130)	—
Other current liabilities	76,644	7,990		84,634

Total liabilities	1,690,910	7,990	(7,130)	1,691,770

Equity:
Stapled unitholders' equity	2,495,501	17		2,495,518
Non-controlling interests	1,484		(17)	1,467

Total liabilities and equity	$4,187,895	8,007	(7,147)	$4,188,755

(1)
Granite LP is 100% owned by Granite REIT and Granite GP.
(2)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
76 Granite REIT 2019 First Quarter Report

Income Statement	Three Months Ended March 31, 2019

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$63,427			$63,427
General and administrative expenses	7,874			7,874
Interest expense and other financing costs	7,555			7,555
Other costs and expenses, net	6,051			6,051
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(50,481)			(50,481)
Fair value loss on financial instruments	101			101
Acquisition transaction costs	411			411
Loss on sale of investment properties	748			748

Income before income taxes	91,168	1	(1)	91,168
Income tax expense	12,840			12,840

Net income	78,328	1	(1)	78,328

Less net income attributable to non-controlling interests	74		(1)	73

Net income attributable to stapled unitholders	$78,254	1	—	$78,255

Income Statement	Three Months Ended March 31, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$61,655			$61,655
General and administrative expenses	7,488			7,488
Interest expense and other financing costs	5,520			5,520
Other costs and expenses, net	(4,640)			(4,640)
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(32,310)			(32,310)
Fair value losses on financial instruments	1,968			1,968
Acquisition transaction costs	158			158
Loss on sale of investment properties	1,087			1,087

Income before income taxes	82,384	1	(1)	82,384
Income tax expense	9,981			9,981

Net income	72,403	1	(1)	72,403

Less net income attributable to non-controlling interests	31		(1)	30

Net income attributable to stapled unitholders	$72,372	1	—	$72,373

Granite REIT 2019 First Quarter Report 77

Statement of Cash Flows	Three Months Ended March 31, 2019

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$78,328	1	(1)	$78,328
Items not involving operating cash flows	(35,921)	(1)	1	(35,921)
Changes in working capital balances	(3,475)	(742)		(4,217)
Other operating activities	1,279			1,279

Cash provided by (used in) operating activities	40,211	(742)	—	39,469

INVESTING ACTIVITIES
Business acquisitions	(163,664)			(163,664)
Proceeds from disposals, net	26,263			26,263
Investment property capital additions
— Maintenance or improvements	(1,225)			(1,225)
— Developments or expansions	(3,976)			(3,976)
Other investing activities	(38)			(38)

Cash used in investing activities	(142,640)	—	—	(142,640)

FINANCING ACTIVITIES
Distributions paid	(31,936)			(31,936)
Other financing activities	(14,035)			(14,035)

Cash used in financing activities	(45,971)	—	—	(45,971)

Effect of exchange rate changes	(8,113)			(8,113)

Net decrease in cash and cash equivalents during the period	$(156,513)	(742)	—	$(157,255)

Statement of Cash Flows	Three Months Ended March 31, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$72,403	1	(1)	$72,403
Items not involving operating cash flows	(23,967)	(1)	1	(23,967)
Changes in working capital balances	(2,275)	(3)		(2,278)
Other operating activities	(8,617)			(8,617)

Cash provided by (used in) operating activities	37,544	(3)	—	37,541

INVESTING ACTIVITIES
Business acquisitions	(50,736)			(50,736)
Proceeds from disposals, net	356,479			356,479
Investment property capital additions
— Maintenance or improvements	(8,803)			(8,803)
— Developments or expansions	(805)			(805)
Acquisition deposit	(21,360)			(21,360)
Other investing activities	(27)			(27)

Cash provided by investing activities	274,748	—	—	274,748

FINANCING ACTIVITIES
Distributions paid	(31,660)			(31,660)
Other financing activities	(85,312)			(85,312)

Cash used in financing activities	(116,972)	—	—	(116,972)

Effect of exchange rate changes	9,434			9,434

Net increase (decrease) in cash and cash equivalents during the period	$204,754	(3)	—	$204,751

78 Granite REIT 2019 First Quarter Report

17. COMMITMENTS AND CONTINGENCIES

(a)    The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management's expectations.

(b)    At March 31, 2019, the Trust's contractual commitments related to construction and development projects, the purchase of a property in the United States and the leasehold interest in two properties in Canada (note 3) amounted to approximately $447.4 million. On April 9, 2019, these commitments were reduced by $147.0 million to $300.4 million as a result of completion of the acquisition of the leasehold interest in two properties in Mississauga, Ontario.

(c)    The Trust owns a property located in Canada for which the tenant has a purchase option to acquire the property from Granite at a stipulated price included in the lease agreement. To date, the tenant has not exercised such purchase option to acquire the property.

18. SUBSEQUENT EVENTS

(a)    On April 9, 2019, Granite acquired the leasehold interest in two income-producing properties located in Mississauga, Ontario at a purchase price of $154.0 million which was funded with cash on hand. The land lease associated with these properties has an expiry date of November 30, 2056. Under IFRS 16, Leases, a right-of-use asset and lease obligation are recorded on the condensed balance sheet. As at April 9, 2019, the lease obligation was approximately $20 million.

(b)    On April 30, 2019, Granite completed an offering of 3,260,000 stapled units at a price of $61.50 per unit for gross proceeds of approximately $200.5 million. On April 26, 2019, the syndicate of underwriters elected, pursuant to the terms of the underwriting agreement in respect of the offering, to exercise its over-allotment option in full, resulting in the issuance of an additional 489,000 stapled units on April 30, 2019 for additional gross proceeds of $30.1 million. The aggregate gross proceeds raised pursuant to the offering, including the exercise of the over-allotment option (the "Offering"), were $230.6 million. The net proceeds received by Granite after deducting the underwriters' fees and the estimated expenses of the Offering were approximately $220.5 million. Subsequent to the Offering and as at May 7, 2019, Granite had 49,443,103 stapled units issued and outstanding.

Granite intends to use the net proceeds from the Offering (i) to partially fund the potential acquisition of two properties in Columbus, Ohio and Calgary, Alberta for total expected costs of $126.3 million (post-development of the Calgary property), (ii) to fund approximately $32 million of development costs associated with a development project in Plainfield, Indiana and (iii) for general trust purposes.

(c)    On April 17, 2019, the Trust declared monthly distributions for April 2019 of $11.5 million (note 10).

Granite REIT 2019 First Quarter Report 79

REIT Information

Board of Trustees	Officers	Office Location
Kelly Marshall Chairman Peter Aghar Trustee Donald Clow Trustee Remco Daal Trustee Kevan Gorrie Trustee Samir Manji Trustee Al Mawani Trustee Gerald Miller Trustee Jennifer Warren Trustee	Kevan Gorrie President and Chief Executive Officer Ilias Konstantopoulos Chief Financial Officer Lorne Kumer Executive Vice President, Head of Global Real Estate

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Kevan Gorrie
President and Chief Executive Officer
(647) 925-7500

 Ilias Konstantopoulos
Chief Financial Officer
(647) 925-7540

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2018 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com